SUPPLY AND OFFTAKE AGREEMENT

by and between

MACQUARIE ENERGY CANADA LTD.

and

NORTH ATLANTIC REFINING LIMITED

October 11, 2011

TABLE OF CONTENTS

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ANNEXES

SUPPLY AND OFFTAKE AGREEMENT

This Supply and Offtake Agreement (this "**Agreement**") is entered into this 11th day of October, 2011 (the "**Effective Date**"), by and between Macquarie Energy Canada Ltd., a Canadian corporation ("**Macquarie Energy**") and North Atlantic Refining Limited, a body corporate, incorporated under the laws of the Province of Newfoundland and Labrador ("**Refiner**"). Macquarie Energy and Refiner are sometimes collectively referred to as the "**Parties**" and individually as a "**Party**."

WITNESSETH

WHEREAS, Refiner owns and operates a crude oil refinery in Newfoundland referred to as the Come by Chance Refinery (the "**Refinery**") for the processing and refining of petroleum feedstocks and the recovery therefrom of refined products; and

WHEREAS, the Parties desire that Macquarie Energy will acquire crude oil and petroleum feedstocks to be processed at the Refinery (the "**Feedstocks**") and will purchase the refined products produced set forth in Annex A produced by the Refinery as provided herein (the "**Products**");

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"**Affiliate**" means, with respect to a given Person, any other Person (i) that directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned Person, (ii) that beneficially owns, holds or controls more than 50% of the interest of such first mentioned Person, or (iii) for which more than 50% of the interest therein is beneficially owned, held or controlled by such first mentioned Person. For the purposes of this definition, "control" when used with respect to any specified Person means the right or power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Applicable Law**" means all applicable laws including without limitation the following: constitutional law, civil law, common law, international law, equity, treaties, statutes, decrees, edicts, codes, orders, judgments, rules, ordinances, and regulations of any local, municipal, territorial, provincial, federated, national or any other duly constituted governmental authority or agency. It includes any legislation, statute or statutory provision which amends, extends, consolidates or replaces the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant legislation, statute or statutory provision.

COMMERCIALLY SENSITIVE DATA REDACTED

"Applicable Margin" means (i) [redacted] $350 [redacted] 14 [redacted]

For purposes of determining the Applicable Margin, the Gross Macquarie Energy Inventory Value shall be determined on the last day of each Pricing Week, and any change to the Applicable Margin shall be effective as of the first day of the next succeeding Pricing Week.

"Barrel" means a barrel of 42 United States gallons measured at 60 degrees Fahrenheit under one atmosphere of pressure.

"Benchmark" means an appropriate, generally recognized, publicly available, published price quotation for a specific crude oil, feedstock, petroleum product, shipping rate, or other commodity, customarily further defined by location of delivery, means of delivery, and date, including such price quotations provided by the New York Mercantile Exchange ("NYMEX"), McGraw-Hill Company, Platt's Oilgram Price Report ("Platts"), International Petroleum Exchange ("IPE"), Argus Media Ltd., and the Oil Price Information Service ("OPIS").

"Business Day" means any day other than Saturday, Sunday and any day on which commercial banking institutions in New York, New York or in the Provinces of Newfoundland and Labrador and/or Alberta are authorized or obligated by law or executive order to close.

"Certificate of Origin" means a certificate of origin in the form of a NAFTA certificate of origin or other such similar form as required for customs purposes on shipments of Products to non-NAFTA countries.

"Change of Control" means (i) with respect to Refiner, any event or transaction that results in Refiner no longer being a direct or indirect subsidiary of Refiner Guarantor, and (ii) with respect to Macquarie Energy, any event or transaction that results in Macquarie Energy no longer being a direct or indirect subsidiary of Macquarie Energy Guarantor.

"Commencement Date" shall be November 1, 2011.

"Costs" means, collectively, Feedstock Transportation Costs and Product Transportation Costs.

"Depletion Volume" means, for a given Production Week, the sum (whether positive or negative) of the Feedstock inventory in the Designated Feedstock Tanks as of the beginning of such Production Week, less the Feedstock inventory in the Designated Feedstock Tanks as of the end of such Production Week, plus the verified receipts of Feedstock (with original discharge receipts) into the Designated Feedstock Tanks during such Production Week, less any lifting of Feedstock from Designated Feedstock Tanks by Macquarie Energy during such Production Week pursuant to the terms and conditions of this Agreement.

"**Designated Feedstock Tank**" means each tank used for storing Feedstock at the Refinery identified in Annex B by tank number and Feedstock grade(s).

"**Designated Product Tank**" means each tank used for storing Product identified in Annex B by tank number and Product grade(s).

"**Designated Tank**" means any Designated Feedstock Tank or Designated Product Tank identified in Annex B.

"**Effective Date**" shall have the meaning given that term in the opening paragraph of this Agreement.

"**Feedstock**" shall have the meaning given that term in the Whereas clauses to this Agreement.

"**Feedstock Acquisition Amount**" shall have the meaning given that term in Section 4.3(a).

"**Feedstock Inventory Value**" means, as of any given time of determination, the result of the volume of all Feedstock then contained in the Designated Feedstock Tanks multiplied by the per Barrel price of such Feedstock determined using the most appropriate futures contract, as reasonably agreed by the Parties, and taking into account (i) the pricing formula applicable to Macquarie Energy's acquisition of such Feedstock, (ii) all Feedstock Transportation Costs applicable to such Feedstock, and (iii) the futures contract settlement prices published in the pricing index agreed to be used by the Parties in such pricing formula on the days on which such Feedstock was priced for Macquarie Energy from its third party supplier.

"**Feedstock Transfer Price**" means, for a given volume of Feedstock, the price calculated (using the Feedstock Transfer Price Formula for such volume of Feedstock) using the settlement prices published during the Pricing Week following the Production Week in which such volume of Feedstock constituted part of a Depletion Volume.

"**Feedstock Transfer Price Formula**" shall have the meaning given that term in Section 3.4.

"**Feedstock Transportation Costs**" means, for a given volume of Feedstock, all reasonable, direct, out of pocket costs incurred by Macquarie Energy or its Affiliates in connection with such volume of Feedstock (other than the purchase price therefor and excluding noncash allocations of internal overhead) up to and including delivery of such Feedstock into the Designated Feedstock Tanks (including all such costs associated with letters of credit or other collateral support, hedging fees with respect to such volume of Feedstock (but excluding any gain or loss on such hedging), shipping, port fees, duties, demurrage, inspection, insurance (whether related to transportation, storage or otherwise), freight, lightering, shifting, losses, etc.); provided, however, if a spot charter is not used for any reason (e.g., the use of a time charter), the then prevailing Spot Market Charter Rate shall be used for such charter-related costs.

"**Force Majeure**" shall mean war, terrorism, riots, insurrections, fire, explosions, equipment failures, sabotage, strikes, and other labor or industrial disturbances, acts of God or the

elements, governmental laws, regulations, or requests, any curtailment, reduction in, interference with, failure or cessation of supplies of Feedstocks claimed through a force majeure or similar notice to Macquarie Energy by Macquarie Energy's suppliers, or any other cause, beyond the reasonable control of the affected Party, provided, however, that Force Majeure shall not include any event or circumstance either (i) caused by the breach of this Agreement by, or negligence or recklessness of, the claiming Party, or (ii) which could have been prevented by the exercise of reasonable due diligence by the claiming Party.

"Forecast" shall have the meaning given that term in Section 3.7(a).

"Gross Macquarie Energy Inventory Value" means, as of any given time of determination, the result of (i) the volume of all Feedstock then contained in the Designated Feedstock Tanks times the Feedstock Transfer Price for such volume of Feedstock plus (ii) the volume of all Product then contained in the Designated Product Tanks times the Product Price for such volume of Product.

"GST/HST" means the Goods and Services Tax/Harmonized Sales Tax imposed pursuant to Part IX of the *Excise Tax Act* (Canada).

"HSSE" means health, safety, security and environmental.

"HSSE Policy" means the Refiner's written policies and procedures designed to (i) ensure the Refinery is in compliance with all Applicable Laws, (ii) prevent unauthorized access to the Refinery (including the Designated Tanks), (iii) ensure handling of Feedstocks and Products at the Refinery in compliance with applicable material safety data sheets, and (iv) protect the environment from pollution of land, water and air, including a drug and alcohol policy, emergency response plan, and vessel loading and unloading operations.

"Initial Feedstock Inventory" means all volumes of Feedstock in the Designated Feedstock Tanks as of the Commencement Date.

"Initial Product Inventory" means all volumes of Product in the Designated Product Tanks as of the Commencement Date.

"Last Day of Trading" shall have the meaning given that term in Section 4.5(a).

"LIBOR" means the rate of interest (expressed as a percentage per annum and rounded up, if necessary, to the nearest 1/16th of 1%) for deposits in United States dollars for a one-month period as provided by the British Bankers Association interest settlement rates as published on Reuters page "LIBOR01" (or the successor thereto) as of 12:00 p.m. (London time) on the date of determination, or, if such rate is not available, a reasonably comparable and available published rate as reasonably agreed by the Parties.

"Losses" means, with respect to a Party, actual out-of-pocket costs, expenses, losses, and damages suffered by such Party, together with liabilities of such Party to unaffiliated third parties and Qualified Hedging Losses, but in each case excluding lost profits, opportunity cost or other consequential or punitive damages, other than consequential or punitive damages payable to unaffiliated third parties.

"**Macquarie Energy**" shall have the meaning given that term in the opening paragraph of this Agreement.

"**Macquarie Energy Event of Default**" means: (i) failure by Macquarie Energy to make any payment required hereunder (other than with respect to amounts subject to a good faith dispute) within 5 days after receipt of written notice from Refiner that such amount is due and payable, (ii) any representation or warranty by Macquarie Energy contained herein shall be false or untrue in any material respect when made or at any time thereafter, (iii) material default by Macquarie Energy of any of its covenants or obligations hereunder if Macquarie Energy has failed to cure such default within 30 days after receipt of written notice from Refiner thereof, (iv) Macquarie Energy shall refuse following 30 days after receipt of written notice from Refiner requesting same to provide Refiner or its representatives with documentation required to be provided by Macquarie Energy pursuant to this Agreement, (v) Macquarie Energy or Macquarie Energy Guarantor becoming insolvent, making a general assignment for the benefit of creditors or implementing or suffering a proceeding seeking relief under bankruptcy or insolvency laws which is not withdrawn or otherwise discharged within fifteen (15) days, (vi) Macquarie Energy causing, through its action or inaction, any lien to attach to the Refinery or Refiner's products or feedstocks other than as permitted hereunder, (vii) Macquarie Energy or Macquarie Energy Guarantor challenges, in any manner, the enforceability or validity of or otherwise repudiates or refuses to comply with its obligations under Macquarie Energy Guarantor's Parent Guaranty or such Parent Guaranty is determined by any court of competent jurisdiction or other applicable tribunal or body to be invalid or unenforceable or any breach of or event of default under such Parent Guaranty shall occur, or (viii) Macquarie Energy is subject to a Change of Control.

"**Macquarie Energy Guarantor**" means Macquarie Bank Limited.

"**NAFTA**" means the North American Free Trade Agreement between Canada, the United States and Mexico.

"Net Payment" shall have the meaning given that term in Section 4.1.

"**Off-spec Product**" shall have the meaning given that term in Section 7.1.

"**Parent Guaranty**" shall have the meaning given that term in Section 4.6(b).

"**Participated Product**" shall have the meaning given that term in Section 4.2.

"**Participated Product Price**" shall mean the price actually obtained by Macquarie Energy for such Participated Product, less all reasonable, direct, out of pocket costs incurred by Macquarie Energy or its Affiliates in connection with the movement or transportation of such Participated Product (excluding noncash allocations of internal overhead) from the point of acceptance at the inlet flange to the Designated Product Tanks to the point of sale (including all such costs associated with shipping, port fees, duties, demurrage, inspection, insurance, freight, lightering, shifting, losses, time value of money, etc.).

"**Party**" or "**Parties**" shall have the meaning given such terms in the opening paragraph of this Agreement.

"**Payment Date**" means, with respect to a given Production Week and its related Pricing Week, the first Tuesday following the end of such Pricing Week, provided, that if such Payment Date is not a Business Day, the Payment Date shall mean the next following Business Day.

"**Performing Vessels**" means tank vessels chartered in connection with the performance of this Agreement.

"**Permitted Sale**" shall mean any of (i) any sale of Products by Macquarie Energy, (ii) any purchase and sale of Products by Refiner as permitted hereunder over the rack, (iii) any sale of Products by Refiner resulting from the exercise of Refiner's rights and remedies after a Macquarie Energy Event of Default or in the case of Emergency Circumstances as contemplated by Section 2.1(c)(i), (iv) any sale of Offspec Products pursuant to Section 7.2, or (v) any sale of Products otherwise permitted by Macquarie Energy in writing.

"**Person**" means any individual, corporation, limited liability company, partnership, joint venture, trust, estate, unincorporated association, government or any commission, board, court, agency, instrumentality or political subdivision thereof, any other entity or any trustee, receiver, custodian or similar official.

"**Pricing Week**" means, with respect to a given Production Week, the period from Monday through Friday first commencing after the end of such Production Week.

"**Processing Units**" mean the processing units at the Refinery for use in refining products from crude feedstock.

"**Product**" shall have the meaning given that term in the Whereas clauses to this Agreement.

"**Product Disposition Amount**" shall have the meaning given that term in Section 4.3(b).

"**Product Price**" means, for a given volume of Product, the price calculated (using the Product Price Formula for such volume of Product) using the settlement prices published in the index referenced by the Product Value for such Product during the Pricing Week following the Production Week in which such volume of Product constituted part of a Production Volume.

"**Product Price Formula**" means, for a given volume of Product, the formula designated as the Product Value for such Product in Annex C hereto, less the Product Transportation Costs with respect to such Product.

"**Product Transportation Costs**" means, for a given volume of Product, all reasonable, direct, out of pocket costs incurred (or, with respect to the last proviso of this definition, deemed incurred) by Macquarie Energy or its Affiliates (or by Refiner with respect to Section 3.8(b)) in connection with such volume of Product (other than the purchase price therefor and excluding noncash allocations of internal overhead) up to and until the time of sale of such Product (including all such costs associated with letters of credit or other collateral support, hedging fees with respect to such volume of Product (but excluding any gain or loss on such hedging), shipping, port fees, duties (including costs associated with Refiner's failure to provide a required Certificate of Origin), demurrage, inspection, insurance, freight, lightering, shifting, losses, etc.);

provided, however, if Macquarie Energy's sale of Product is FOB the Refinery, then the Product Transportation Costs for such volume of Product shall include the then prevailing Spot Market Charter Rate and such other costs as if the Product was delivered to the Reference Destination.

"**Product Value**" means, for a given type of Product, the applicable index and premium designated for such Product in Annex C hereto including, with respect to high sulfur fuel oil, the applicable escalators and de-escalators.

"**Production Volume**" means, for a given Product and Production Week, the sum (whether positive or negative) of the Product inventory in the relevant Designated Product Tank for such Product as of the end of such Production Week, less the Product inventory in the relevant Designated Product Tank for such Product as of the beginning of such Production Week, plus the verified liftings with original loading receipts (e.g., independent inspection reports, bills of lading, truck tickets, etc.) of such Product from the relevant Designated Product Tank during such Production Week.

"**Production Week**" means, each period from Wednesday at 12:00 noon until the following Wednesday at 12:00 noon (in each case, Newfoundland Time) during the term of this Agreement.

"**Provisional Payment**" means, in the event Refiner purchases Products and/or Feedstocks from Macquarie Energy pursuant to Section 9.4, the amount which Refiner shall provisionally pay for the Products and Feedstocks being acquired from Macquarie Energy in the Designated Tanks upon termination or expiration of this Agreement, which shall be calculated as follows: (i) for the volume of Product, the quantity of Product multiplied by the applicable Product Value using the average of the five daily settlement prices for the applicable index published immediately prior to the day before the effective date of the termination or expiration plus any applicable Product Transportation Costs incurred by Macquarie Energy; and (ii) for the volume of Feedstocks, the quantity of Feedstock multiplied by the average of the five futures settlement contract prices for the applicable index (agreed upon between the Parties) published immediately prior to the day before the effective date of the termination or expiration plus Feedstock Transportation Costs.

"**Qualified Hedging Gain**" means, with respect to a Qualified Hedging Transaction, the resulting monetary gain a Party incurs as a result of the termination or rollover of such Qualified Hedging Transaction necessitated by the event or circumstance giving rise to a claim for a Loss, net of the loss (if any) by such Party on the resale of the Feedstock or Product subject to such Qualified Hedging Transaction after taking into account the initially expected Product Price or Feedstock Transfer Price.

"**Qualified Hedging Loss**" means, with respect to a Qualified Hedging Transaction, the resulting monetary loss a Party incurs as a result of the termination or rollover of such Qualified Hedging Transaction necessitated by the event or circumstance giving rise to a claim for a Loss, net of any Qualified Hedging Gain and the gain (if any) by such Party on the resale of the Feedstock or Product subject to such Qualified Hedging Transaction after taking into account the initially expected Product Price or Feedstock Transfer Price. Each Party agrees to take reasonable and market steps to mitigate any Qualified Hedging Loss, and no Qualified Hedging Loss shall be deemed to occur where the claiming Party received reasonable and timely notice of the event or

circumstance giving rise to such Qualified Hedging Loss pursuant to a report delivered under Section 3.6 or 3.7(a). Any claim for reimbursement of a Qualified Hedging Loss must be submitted to the other Party within 30 days after the date on which such Party incurs such Qualified Hedging Loss, or such claim shall be forever barred.

"Qualified Hedging Transaction" means, with respect to a volume of Product or Feedstock subject to this Agreement, a hedging transaction entered into by a Party on reasonable and market tenor and terms to manage price risk through the scheduled delivery date (for a specific volume of Product) or lifting date (for a specific volume of Feedstock), and excluding any hedging or derivative transaction relating to such volume of Product or Feedstock under general market strategies or programs implemented by such Party.

"**Reference Destination**" means, for a given type of Product, the reference destination designated for such Product in Annex C.

"**Reference Market-Maker**" means a leading dealer, broker or industry participant, independent from a Party, experienced in voyage charter parties for the delivery of Products or Feedstocks, as applicable, from and to the applicable general locations, which is selected by a Party in good faith from among firms of the highest credit stranding that satisfy all the criteria that such Party applies generally with respect to dealers, brokers or industry participants experienced in such voyage charter parties at the time.

"**Refiner**" shall have the meaning given that term in the opening paragraph of this Agreement.

"**Refiner Event of Default**" means: (i) failure by Refiner to make any payment required hereunder (other than with respect to amounts subject to a good faith dispute) within 5 days after receipt of written notice from Macquarie Energy that such amount is due and payable, (ii) any representation or warranty by Refiner contained herein shall be false or untrue in any material respect when made or at any time thereafter, (iii) material default by Refiner of any of its covenants or obligations hereunder if Refiner has failed to cure such default within 30 days after receipt of written notice from Macquarie Energy thereof, (iv) Refiner or Refiner Guarantor becoming insolvent, making a general assignment for the benefit of creditors or implementing or suffering a proceeding seeking relief under bankruptcy or insolvency laws, which is not withdrawn or otherwise discharged within fifteen (15) days (a **"Refiner Bankruptcy Event"**), (v) Refiner causing, through its action or inaction, any lien to attach to the Designated Tanks or Macquarie Energy's Feedstocks or Product, (vi) Refiner refusing to provide Macquarie Energy or its representatives with access to the Refinery premises, to the Designated Tanks, or to records required to be provided by the Refinery premises or the Designated Tanks pursuant to this Agreement following two (2) days after receipt of written notice from Macquarie Energy requesting same, (vii) Refiner or Refiner Guarantor challenges, in any manner, the enforceability or validity of or otherwise repudiates or refuses to comply with its obligations under the Refiner Guarantor's Parent Guaranty or such Parent Guaranty is determined by any court of competent jurisdiction or other applicable tribunal or body to be invalid or unenforceable or any breach of or event of default under such Parent Guaranty shall occur, or (viii) Refiner is subject to a Change of Control.

"**Refiner Guarantor**" means Harvest Operations Corp.

"Refiner Operational Rights" shall mean Refiner's rights and remedies with respect to the movement, sale or other disposition of Feedstock or Product (i) after a Macquarie Energy Event of Default, (ii) in the case of emergency circumstances as contemplated by Section 2.1(c)(i), or (iii) with respect to Offspec Products pursuant to Section 7.2.

"**Refinery**" shall have the meaning given that term in the Whereas clauses to this Agreement.

"**Refinery Rules**" means rules, regulations, restrictions and practices established by Refiner relating to vessels, lifting, loading, vessel insurance, safety, security and other matters related to the operation of the Refinery.

"**Requested Cargo**" shall have the meaning given that term in Section 3.2(a).

Redact

"**Sharing Amount**" shall mean, for a given Participated Product, [redacted] of the sum of (i) the difference obtained by subtracting the Standard Market Product Price for such Participated Product from the Participated Product Price for such Participated Product, plus (ii) all hedging gains incurred in connection with such Sharing Transaction, minus (iii) all hedging losses incurred in connection with such Sharing Transaction.

"Sharing Cost Approximation" shall have the meaning given that term in Section 4.4(b).

"Sharing Costs" shall have the meaning given that term in Section 4.4(b).

"**Sharing Transaction**" shall have the meaning given that term in Section 4.2.

"Sharing Transaction Cost True-Up Amount" shall have the meaning given that term in Section 4.4(b).

"**Spot Market Charter Rate**" shall mean the average of the quotes obtained from two Reference Market-Makers, with each Party selecting one, for the spot-market voyage charter rate applicable to a delivery of the volume of Product via vessel from the Refinery to the delivery point at which Macquarie Energy sells such Product to its customer.

"**Standard Market**" shall mean a market located along the U.S. East Coast encompassing Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Delaware, Maryland, Washington, D.C., and Virginia.

"**Standard Market Product Price**" means the highest price for the Participated Product that would otherwise have been available under the terms hereof had Macquarie Energy sold such Product into the Standard Market, less all reasonable, direct, out of pocket costs (including all costs associated with shipping, port fees, duties, demurrage, inspection, insurance, freight, lightering, shifting, losses, time value of money, etc., but excluding noncash allocations of internal overhead) that would have been incurred by Macquarie Energy or its Affiliates in connection with such Participated Product from the point of acceptance at the inlet flange to the Designated Product Tanks to the point at which such sale would have been made in the Standard Market.

"**Supply Termination**" shall have the meaning given that term in Section 3.2(c).

"**Third Party Claim**" shall have the meaning given that term in Section 6.4(a).

"**Third Party Payment Date**" shall have the meaning given that term in Section 3.5.

"**Transportation Cost True-Up Amount**" shall have the meaning given that term in Section 4.4(a).

1.2 Construction. Unless the context otherwise requires (i) "or" is not exclusive; (ii) words used in the singular include the plural and words used in the plural include the singular; (iii) words used in the masculine include the feminine and words used in the feminine include the masculine; (iv) the term "including" and its syntactical variants means "includes but is not limited to;" (v) the Annexes form a part of the Agreement and shall have the same force and effect as if set out in the body of the Agreement; and (vi) references herein to any other agreement or instrument shall, unless the context otherwise requires or specifies, be deemed references to that agreement or instrument as it may from time to time be changed, amended or extended, but shall not be an incorporation by reference unless specifically so provided. The headings and captions contained in this Agreement have been inserted for convenience only and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions hereof. All references to $ or monetary amounts shall be in United States dollars unless otherwise specifically provided, and all payments required hereunder shall be made in United States dollars. Any reimbursements for costs incurred in any other currency shall be paid in United States dollars, converted at the exchange rate reported in the Wall Street Journal for the date such reimbursement is made.

ARTICLE II

DESIGNATED TANKS

2.1 Usage and Operation.

(a) *Exclusive Use.* Subject to the provisions of this Agreement, Macquarie Energy will, during the term of this Agreement, have (i) the sole and exclusive right to store Feedstock and Products in the Designated Tanks pursuant to the terms and conditions of this Agreement; provided, however, to the extent Macquarie Energy sells any volume of Feedstock and/or Products to an Affiliate, such Affiliate shall have the right to store such Feedstock and/or Products in the Designated Tanks without Refiner's consent subject to the same terms and conditions set forth herein, and (ii) the right to access the Designated Tanks to remove Feedstock and Product as provided in or contemplated by this Agreement. To the extent that Macquarie Energy stores Feedstocks delivered from time to time to Macquarie Energy at the Refinery, such Feedstocks shall be stored only in Designated Feedstock Tanks. To the extent that Macquarie Energy stores Product at the Refinery, such Products shall be stored only in the Designated Product Tanks.

(b) *Refiner Restrictions and Rights.* Nothing herein shall restrict Refiner's right and ability to operate the Refinery, including the Designated Tanks, provided, however, that: (i) Refiner shall not cause or permit any Macquarie Energy Feedstocks to be

withdrawn from a Designated Feedstock Tank without the prior written consent of Macquarie Energy, except (A) in the case of transferring such Feedstock to another Designated Feedstock Tank or to the Processing Units, or (B) in connection with the exercise of Refiner Operational Rights; (ii) Refiner shall not cause or permit any Macquarie Energy Products to be sold or withdrawn from a Designated Product Tank, except (A) for a Permitted Sale or, (B) in the case of transferring such Product to another Designated Product Tank or (C) in connection with the exercise of Refiner Operational Rights; and (iii) Refiner will not commingle any other feedstocks with Macquarie's Energy Feedstocks and will not commingle any other products with Macquarie Energy's Products except in connection with the exercise of Refiner Operational Rights. The Parties agree and acknowledge that Refiner shall have the ongoing right to control Refinery operations and Designated Tanks and to direct the flow of Feedstock and Product among the Designated Tanks, unless otherwise expressly set forth herein.

(c) *Emergency Circumstances.*

(i) In the event that Refiner reasonably believes that there are, or are about to be, emergency or urgent circumstances which could adversely impact the Refinery, the Refinery site, the operation of the Refinery, the health and safety of any person or the environment, regardless of the cause of such circumstances and without assuming any duty hereunder to do so, Refiner may take such steps and actions as it, in its sole discretion, deems reasonable to protect against such circumstances occurring or to minimize, reduce or avoid their adverse impact including the arbitrary and immediate lifting, removal, relocation and commingling of Feedstocks and Products. Any such steps which Refiner takes shall not, on their own, constitute a default of the terms of this Agreement provided, however, Refiner shall not be absolved of any responsibility or liability hereunder resulting from any breach of the terms of this Agreement which caused such emergency or urgent circumstances. Provided that Macquarie Energy's negligence or default hereunder did not cause such emergency or urgent circumstances, Refiner shall compensate Macquarie Energy for any Losses resulting from any such steps or actions taken hereunder.

(ii) Upon the occurrence of any spill or discharge reportable under Applicable Law or other environmental pollution in connection with any transfer, delivery, transportation or receipt of Feedstocks or Products, Macquarie Energy may take such actions to prevent or mitigate pollution damage as it deems appropriate or is required by any governmental authority, in which case Macquarie Energy shall notify Refiner immediately of any such actions. If either Macquarie Energy incurs costs to clean up or contain a spill or discharge or to prevent or mitigate resulting pollution damage, Macquarie Energy reserves any rights provided by Applicable Law to recover such costs from Refiner or from any third party. If a third party is legally liable for such costs and expenses, Refiner shall cooperate with Macquarie Energy for the purpose of obtaining reimbursement from such third party. Refiner also shall cooperate with Macquarie Energy for the purpose of obtaining reimbursement from any other applicable entity or source under Applicable Law. Refiner acknowledges that this provision is not intended to

imply that Macquarie assumes any pollution liability for the benefit of or on behalf of Refiner.

2.2 Initial Inventory. Upon the Effective Date and each week thereafter, Refiner shall provide Macquarie Energy, in writing, its best estimate of the quantity and quality of the Initial Feedstock Inventory and Initial Product Inventory by Designated Tank. Subject to reaching agreeable purchase terms with Refiner's prior Feedstock supplier, Macquarie Energy shall purchase any Initial Feedstock Inventory and Initial Product Inventory as of twelve o'clock in the afternoon on the Commencement Date, subject to Macquarie Energy's receipt of satisfactory certificates of quantity and quality. Refiner shall provide assistance as appropriate in this regard and waive its right to purchase the Initial Feedstock Inventory and Initial Product Inventory from the Refiner's prior supplier (such waiver to be contingent and effective only upon the purchase by Macquarie Energy of such Initial Feedstock Inventory and Initial Product Inventory). On the Commencement Date, an independent inspector of record, mutually selected by the Parties and Refiner's prior supplier, as applicable, shall assess and determine the quality and quantity of the Initial Feedstock Inventory and Initial Product Inventory using applicable industry standards agreed upon between the Parties.

ARTICLE III

SUPPLY AND REFINING OPERATIONS

3.1 Exclusivity of Supply/Offtake. During the term and subject to the provisions of this Agreement, Macquarie Energy will, except as otherwise permitted herein, have the exclusive right (i) to sell Feedstocks to Refiner for processing at the Refinery and (ii) to purchase and lift the Products produced at the Refinery.

3.2 Feedstock Supply.

(a) *Feedstock Acquisitions*. Refiner shall request Macquarie Energy to purchase certain volumes and grades of Feedstock from Refiner, its Affiliates or third parties on a delivered ex-ship basis at the Refinery dock (**"Requested Cargo"**) consistent with Refiner's forecasted Feedstock requirements delivered to Macquarie Energy. Macquarie Energy shall have the right to reject any request to purchase from Refiner or a third party only in the event such purchase (i) would violate this Agreement, any Applicable Law, or Macquarie's internal policies, including its risk management and credit policies (other than the maximum Feedstock Inventory Value) or its anti-money laundering, anti-bribery or other compliance policies, or (ii) after giving effect to such purchase by Macquarie Energy, the Feedstock Inventory Value of Macquarie Energy's Feedstocks stored at the Refinery would exceed [redacted] In the event that Macquarie Energy rejects any Refiner request on the basis of a projected excess Feedstock Inventory Value, Macquarie Energy and Refiner agree to discuss and work together in good faith on methods to fulfill such request; provided that if Macquarie Energy refuses to acquire any Feedstock requested by Refiner, Refiner shall have the right to directly acquire such Feedstock.

(b) *Feedstock Purchases and Sales*. In the event that Macquarie Energy agrees to acquire Feedstock from Refiner or a third party and such Feedstock is delivered ex-ship

to Macquarie Energy at the Refinery dock and into the Designated Feedstock Tanks, Macquarie Energy hereby agrees to sell to Refiner the same grade and volume of Feedstock consistent with Refiner's forecasted future Feedstock requirements under Section 7(a).

(c) *Supply Termination*. Subject to the terms of this Agreement, either Party may terminate Macquarie Energy's right (and related obligations) to provide Feedstock to the Refinery as well as Refiner's rights and obligations to buy such Feedstock (a **"Supply Termination"**) from and after the date occurring six (6) months after the Commencement Date by providing 6-months' prior written notice thereof to the other Party. Upon the effective date of the Supply Termination, Macquarie Energy shall sell, and Refiner shall arrange for the purchase by a new Feedstock supplier of, all Feedstocks owned by Macquarie Energy or its Affiliates located in the Designated Feedstock Tanks at the Feedstock Transfer Price calculated with respect to the Pricing Week occurring immediately after the Production Week during which such termination occurred; provided that Refiner shall arrange for the prepayment of, on the effective date of such Supply Termination, subject to a later true up when the actual Feedstock Transfer Price is determined, an amount equal to the Feedstock Transfer Price calculated during the two Business Days prior to the effective date of such Supply Termination. Upon such Supply Termination and prepayment, Macquarie Energy's right and obligation to provide Feedstock to the Refinery and Macquarie Energy's right to use the Designated Feedstock Tanks shall likewise terminate (other than its rights to Feedstock still stored in the Designated Feedstock Tanks pending receipt of full payment therefor). With respect to any Requested Cargo for which delivery shall be made at the Refinery after the effective date of the Supply Termination, unless otherwise agreed upon between the Parties, Macquarie Energy may elect to sell such Requested Cargo to Refiner's new Feedstock supplier upon mutually agreed upon terms and conditions. The Parties shall also cooperate to ensure the smooth transition of supply operations from Macquarie Energy to such new Feedstock supplier upon a Supply Termination. Notwithstanding the foregoing, nothing herein shall be construed to require Macquarie Energy to sell Feedstocks and Products to a third party absent such third party meeting Macquarie Energy's internal requirements, including its customer onboarding requirements.

3.3 FIFO. All sales of Feedstocks and all liftings of Products out of Designated Tanks shall be on a first in first out basis and in accordance with the agreed nomination procedures pursuant to the Forecast. For greater certainty, the Initial Product Inventory shall be the first layer of Products lifted out of the Designated Product Tanks, for which there will be deemed to be no Product Price, Product Disposition Amount, Product Transportation Costs, Sharing Amount or Transportation True-Up Amount.

3.4 Feedstock Transfer Price Formula. With respect to every volume of Feedstock to be delivered to the Refiner by Macquarie Energy from Designated Feedstock Tanks as agreed herein, the pricing formula that shall apply to each sale to Refiner (each, a **"Feedstock Transfer Price Formula"**) shall use the most appropriate futures contract as reasonably agreed by the Parties, taking into account (i) the pricing formula applicable to the Requested Cargo(es) associated with that Feedstock, (ii) all Feedstock Transportation Costs applicable to the Requested Cargo(es) associated with that Feedstock, and (iii) the futures contract settlement prices published

in the pricing index used for pricing the Requested Cargo(es). With respect to any volume of Feedstock other than a Requested Cargo that the Parties have agreed will be delivered by Macquarie Energy to the Refinery, the Parties shall have agreed upon a mutually acceptable Feedstock Transfer Price Formula. An example of a Feedstock Transfer Price Formula is set forth as Annex D.

3.5 Third Party Payment Date. With respect to every volume of Feedstock to be delivered to the Refinery, the Parties shall have determined a **"Third Party Payment Date"** applicable thereto, which in the case of a Requested Cargo shall be the date on which Macquarie Energy is obligated to pay its third party supplier for such Requested Cargo, and which in the case of any volume of Feedstock other than a Requested Cargo that the Parties have agreed will be delivered by Macquarie Energy to the Refinery shall be the date mutually agreed as such by the Parties. With respect to the Initial Feedstock Inventory, the Third Party Payment Date shall be the Commencement Date.

3.6 Operation of the Refinery. Refiner shall have the sole right to (i) operate the Refinery as it deems appropriate in its sole and absolute discretion (including start/stop of Processing Units, performing turnarounds and maintenance, etc.), and (ii) set Refinery Rules as Refiner deems appropriate. By no later than the Commencement Date and promptly thereafter upon Refiner planning or anticipating any modification to the disclosed scheduled maintenance, Refiner shall notify Macquarie Energy of any scheduled maintenance planned during the term of this Agreement that may impact Refiner's purchase of Feedstocks or production and sales of Products to Macquarie Energy or Macquarie Energy's rights under this Agreement, including its access to the Designated Tanks or delivery of Feedstocks or Products into or out of the Refinery. Prior to giving notice of scheduled maintenance, Refiner shall consult with Macquarie Energy when planning its scheduled maintenance; take into account Macquarie Energy's reasonable requirements as to when such scheduled maintenance is carried out, and use all reasonable endeavors to mitigate the effects of any scheduled maintenance on the performance of its obligations under this Agreement.

3.7 Reporting/Certificates.

(a) *Refiner Reporting.* Refiner will use industry standard practices no less comprehensive than those customarily used by the Refiner as of the Commencement Date to monitor, determine and report the volumes, changes in volumes and specifications of any Feedstock in Designated Feedstock Tanks and any Product in Designated Product Tanks, including the volume of Feedstocks transferred from Designated Feedstock Tanks into the Processing Units. Refiner will maintain and provide to Macquarie Energy daily production and lifting reports which reflect (i) the Feedstocks unloaded and discharged into the Designated Feedstock Tanks, (ii) the Feedstocks delivered from the Designated Feedstock Tanks to the Processing Units, (iii) the Feedstocks delivered from the Designated Feedstock Tanks other than to the Refining Units, (iv) the Products delivered into the Designated Product Tanks, (v) the Products lifted from the Designated Product Tanks, (vi) any Product it has lifted for a Permitted Sale and (vii) transfers of Feedstock or Product between Designated Tanks or other transfers otherwise permitted under this Agreement. Refiner will also provide weekly, monthly and quarterly Product production

estimates which provide the contemplated production profile for such weekly, monthly and quarterly period following such report (the **"Forecast"**).

(b) *Certificates of Origin.* Refiner shall provide to Macquarie Energy NAFTA Certificates of Origin, if applicable, for all shipments of Product to NAFTA countries and such other certificates of origin, if applicable, for Macquarie Energy's sales of Products, which are shipped to non-NAFTA countries. If such Certificates of Origin are not received by Macquarie Energy in a timely manner, Macquarie Energy shall have the option to pay import duties and include same as a Product Transportation Cost. For these purposes, "in a timely manner" means on or before the importation of the Product into the customs territory of the applicable country. If such Certificates of Origin are provided by Refiner to Macquarie Energy otherwise than in a timely manner, Macquarie Energy shall file, if feasible, an amending entry and/or claim a refund of the customs duties paid and, to the extent of any reimbursement thereof, there shall be a corresponding adjustment to the Product Transportation Cost of the shipment in question.

(c) *Macquarie Energy Reporting.* Macquarie Energy shall provide Refiner with (i) all documentation (originals or copies of originals) necessary or appropriate to establish and verify all Costs, Feedstock Transfer Prices and Feedstock Acquisition Amounts on a timely basis as they are incurred or committed to, whichever is earlier, and (ii) daily status reports of purchases and deliveries of Feedstock and Products to the Refinery; provided, however, that to the extent any of the foregoing contains third party confidential or proprietary information, Macquarie may require Refiner to execute a confidentiality agreement prior to disclosing such information to Refiner. At any time up to 24 months following any Net Payment, and upon reasonable prior written notice, Refiner shall have the right at its sole cost and expense to have a third party auditor audit Macquarie Energy's books, accounts and records to verify all Costs, Product Prices, Feedstock Transfer Prices, Product Disposition Amounts and Feedstock Acquisition Amounts. All information which an auditor acquires shall be kept strictly confidential. If, as a result of any audit, any adjustment to a prior Net Payment is determined by such auditor to be necessary, then such auditor shall prepare and deliver to the Parties a written report setting forth in detail (but excluding any confidential or proprietary information) the basis for and calculation of such adjustment, and the Party against whom the adjustment was made shall pay such amount through a credit for the account of the other Party in the next scheduled Net Payment.

(d) *Financial Information & Credit Reports.* Upon the other Party's reasonable request, a Party shall provide the other Party with financial and/or other information of its (or its guarantor's) ability to perform its payment obligations under this Agreement. In addition, each Party shall provide written evidence of its credit rating as requested in writing by the other Party.

3.8 <u>Right of Refiner to Purchase Product</u>.

REDACT

(a) *Refiner Sales.* In any given Production Week, Refiner may purchase up to [redacted] of the annual volume of each Product produced at the Refinery (based on the volumes of such Products produced at the Refinery in 2009) from Macquarie Energy as

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necessary to fulfill its sale obligations and opportunities; provided, however, that, if Refiner desires to purchase additional volumes of Products, then Refiner and Macquarie Energy shall discuss the availability of Product for such Refiner purchases in excess of such amount prior to lifting Product in excess of such amount. The purchase price payable by Refiner for such volumes of Products will be the specified Product Price determined during the Pricing Week following the Production Week during which it was lifted plus any Product Transportation Costs applicable to such Products.

(b) *Failure to Lift*. To the extent Refiner is unable to maximize its operation of the Refinery (or such operations are materially reduced) as a result of Macquarie Energy's failure (after written notice from Refiner) to lift Product from one or more Designated Product Tanks, Refiner shall have the right to lift and sell Product and pay all such amounts to Macquarie Energy, less the sum of all Product Transportation Costs incurred by Refiner, provided Refiner acts in good faith and commercially reasonably and in accordance with standard industry practices to obtain the best available net price therefor.

3.9 Cost Management. Macquarie Energy shall (i) act in a commercially reasonable manner, consistent with its obligations hereunder and industry standards (including with respect to protection of health, safety and the environment) to minimize Costs, (ii) use commercially reasonable efforts to keep Refiner informed with regard to Costs, (iii) to the extent feasible, notify Refiner and obtain Refiner's approval in advance of incurring any non-ordinary course Costs, and (iv) when requested by Refiner, provide such supporting materials as reasonably necessary to document Costs. The Parties shall cooperate to ascertain and realize opportunities to minimize Costs. In the event Refiner disputes any Cost passed through to Refiner, for which Macquarie Energy has a reasonably valid claim against a third party, Refiner may request that Macquarie Energy pursue such claim against such third party, with any resulting recovery to be for the account of Refiner, less any costs and fees (including attorneys fees) incurred by Macquarie Energy in pursuing the claim. Macquarie Energy shall have the sole discretion in terms of deciding whether to pursue the claim against such third party; provided, that, in the event Macquarie does not pursue an otherwise reasonably valid claim, Macquarie shall reimburse Refiner for such disputed Cost amount.

ARTICLE IV

PAYMENTS FOR FEEDSTOCKS AND PRODUCTS

4.1 Net Payment Amount. With respect to each Production Week, Macquarie Energy and Refiner will calculate a net payment amount (a **"Net Payment"**) payable by Macquarie Energy to Refiner if a positive amount and payable by Refiner to Macquarie Energy if a negative amount. Such calculations shall be based on the applicable pricing formula (either a Feedstock Transfer Price Formula for Feedstock, or a Product Price Formula for Product) using the simple arithmetic average of the settlement prices published during the Pricing Week attributable to such Production Week. The Net Payment will be paid by Macquarie Energy or Refiner, as applicable, prior to 3:00 p.m. Eastern Time (Eastern Standard Time or Eastern Daylight Time, as applicable) on the Payment Date attributable to such Production Week and Pricing Week. The Net Payment shall be calculated as follows (but subject to such other adjustments as set forth herein):

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(i) the Production Volume of Product (which may be positive or negative) attributable to the relevant Production Week multiplied by the applicable Product Price for such Production Volume; minus

(ii) the Depletion Volume of Feedstock (which may be positive or negative) attributable to the relevant Production Week multiplied by the applicable Feedstock Transfer Price for such Depletion Volume; minus

(iii) the volume of Products lifted by Refiner pursuant to Permitted Sales multiplied by the applicable Product Price for such volumes; minus

(iv) the Feedstock Acquisition Amount (which amount may be positive or negative) attributable to the relevant Production Week; minus

(v) the Product Disposition Amount attributable to the relevant Pricing Week; plus

(vi) the Sharing Amount (which amount may be positive or negative) for all Participated Product for which Macquarie Energy has received payment during the relevant Production Week; plus

(vii) the Sharing Transaction Cost True-Up Amount (which amount may be positive or negative) that is determined at the end such Production Week; minus

(viii) any Transportation Cost True-Up Amount (which amount may be positive or negative) that is determined during such Pricing Week.

4.2 Sharing Amount. Macquarie Energy shall notify Refiner of any planned sale by Macquarie Energy of Product outside of the Standard Market. Refiner, in its discretion, will have the right to elect to participate in the economics attributable to such transaction, thereby resulting in an adjustment in the ultimate purchase price for such Product as provided below (each, a **"Sharing Transaction"**). If Refiner agrees to participate in such Sharing Transaction, it shall notify Macquarie Energy of its election within six hours of when it was so notified, whereupon such Product shall be referred to as **"Participated Product."** For any such Participated Product, the Sharing Amount attributable thereto will be added to (if positive) or deducted from (if negative) the Net Payment as part of the Net Payment mechanism described in Section 4.1. Macquarie Energy shall have the sole and exclusive right to make any and all decisions regarding such Sharing Transactions, including hedging decisions, but shall keep Refiner apprised of all material positions.

4.3 Other Amounts. Refiner shall pay to Macquarie Energy (through the Net Payment mechanism described in Section 4.1) the Feedstock Acquisition Amounts, if positive, and Product Disposition Amounts. Macquarie Energy shall pay to Refiner (through the Net Payment mechanism described in Section 4.1) the Feedstock Acquisition Amounts, if negative.

(a) *Feedstock Acquisition Amount*. For each volume of Feedstock comprising part of a Depletion Volume with respect to a given Production Week, the Parties shall,

during the relevant Pricing Week, calculate a **"Feedstock Acquisition Amount"** as follows:

Feedstock Acquisition Amount = E × TF × VF × FTP

Where:

(i) "E" means LIBOR (in effect on the last day of the relevant Pricing Week) + [redacted]

(ii) "TF" means (A) the number of days that have elapsed between the Third Party Payment Date for such volume of Feedstock and the Payment Date applicable thereto, divided by (B) 360 days; provided that if the Third Party Payment Date occurs after the Payment Date, TF shall be a negative number.

(iii) "VF" means the volume of such Feedstock.

(iv) "FTP" means of the Feedstock Transfer Price applicable to such volume of Feedstock.

(b) *Product Disposition Amount.* For each volume of Product comprising part of a Production Volume with respect to a given Production Week, the Parties shall, during the relevant Pricing Week, calculate a "Product Disposition Amount" as follows:

Product Disposition Amount = I × TP × VP × PP

Where:

(i) "I" means LIBOR (in effect on the last day of the relevant Pricing Week) + [redacted] REDACT

(ii) "TP" means (A) five days divided by (B) 360 days.

(iii) "VP" means the volume of such Product.

(iv) "PP" means the Product Price applicable to such volume of Product."

4.4 Cost and Sharing Transaction True-Up Amounts.

(a) With respect to calculating a required Feedstock Transfer Price for which the Feedstock Transportation Costs are not yet ascertained as of the end of the relevant Pricing Week, or a required Product Price for which the Product Transportation Costs are not yet ascertained as of the end of the relevant Pricing Week, the Parties shall use a reasonable approximation thereof (using the best available information) as reasonably determined by Macquarie Energy (each, a **"Cost Approximation"**), subject to the transportation cost true-up mechanism described in this Section 4.4. With respect to any

Costs finally determined in a given Pricing Week with respect to a given volume of Feedstock or Product, the Parties shall calculate a "**Transportation Cost True-Up Amount**" equal to the difference obtained by subtracting the Cost Approximation for such volume from such actual Costs. Such Transportation Cost True-Up Amount shall be paid by the relevant Party (Refiner if positive, Macquarie Energy if negative) as part of the Net Payment mechanism in Section 4.1.

(b) With respect to calculating the Sharing Amount for which the cost and expenses component of the Standard Market Product Price and the Participated Product Price (**"Sharing Costs"**) are not yet ascertained as of the end of the Pricing Week in which Participated Product is sold, the Parties shall use a reasonable approximation thereof (using the best available information) as reasonably determined by Macquarie Energy (each, a **"Sharing Cost Approximation"**). With respect to any Sharing Costs finally determined in a given Pricing Week with respect to a given Sharing Transaction, the Parties shall calculate a **"Sharing Transaction Cost True-Up Amount"** equal to the difference obtained by subtracting the Sharing Cost Approximation for such Sharing Transaction from the actual Sharing Costs. Such Sharing Transaction Cost True-Up Amount shall be included for determining the ultimate purchase price in the weekly calculation of the Net Payment.

4.5 Rolling Benchmark.

(a) *Expiring Benchmarks.* For any Feedstock for which a Feedstock Transfer Price Formula has been determined but for which the Feedstock Transfer Price has not been determined prior to the last date on which the Benchmark month used in such Feedstock Transfer Price Formula (the **"Original Month"**) is traded on the applicable futures exchange (the **"Last Day of Trading"**), the Parties shall calculate a new Feedstock Transfer Price Formula for such Feedstock using the next Benchmark month and modified to reflect the average (over the three consecutive trading days immediately prior to the last three trading days for which such settlements are established prior to the Last Day of Trading) of the differential between the settlements for the Original Month and the settlements for the next month. The foregoing process will be repeated as necessary using the then prevailing Benchmark month as the new Original Month. Each such new Feedstock Transfer Price Formula will be applicable to pricing thereafter until likewise replaced hereunder.

(b) *Benchmarks Expiring During Pricing Week.* For any Feedstock for which a Feedstock Transfer Price is being calculated during a Pricing Week that includes the Last Day of Trading for the Benchmark month used in the relevant Feedstock Transfer Price Formula, the Parties shall calculate a new Feedstock Transfer Price Formula for such Last Day of Trading and all days thereafter using the next Benchmark month and modified to reflect the average (over the three consecutive trading days immediately prior to the last three trading days for which such settlements are established prior to the Last Day of Trading) of the differential between the settlements for the Original Month and the settlements for the next Benchmark month. Days during the Pricing Week prior to the Last Day of Trading will continue to use the original Feedstock Transfer Price Formula."

4.6 Credit Security.

(a) *Non-Payment.* Upon a Refiner Event of Default under clause (i) of the definition thereof, Refiner shall, upon Macquarie Energy's request, deliver security to Macquarie Energy in the amount and of the character (e.g., letter of credit, prepayment, collateral) determined by Macquarie Energy, acting reasonably. Upon a Macquarie Energy Event of Default under clause (i) of the definition thereof, Macquarie Energy shall, upon Refiner's request, deliver security to Refiner in the amount and of the character (e.g., letter of credit, prepayment, collateral) determined by Refiner, acting reasonably. Notwithstanding the foregoing, neither Party shall have the obligation to deliver security in an amount that exceeds the amount would reasonably be due the other Party hereunder.

(b) *Parent Guaranties.* Each Party shall, concurrently with the execution of this Agreement, provide a guarantee issued by Macquarie Energy Guarantor or Refiner Guarantor, as applicable, substantially in the form of Annex E1 (for Macquarie Energy Guarantor) and Annex E2 (for Refiner Guarantor), to support such Party's financial obligations hereunder (each, a **"Parent Guaranty"**).

4.7 Disputes in Payment. To the extent of any dispute with respect to a Net Payment, the Party owing such Net Payment shall pay any undisputed amounts during the pending resolutions of any such disputed amounts. Each Party will have two years from the date of the receipt of documentation underlying any Net Payment to make claims from the other concerning such Net Payment. Any claim not settled or submitted resolution under Section 12.6 shall thereafter be forever barred.

ARTICLE V

TITLE

5.1 Passage of Title. Title to Feedstocks in the Designated Feedstock Tanks shall be solely with Macquarie Energy unless otherwise agreed upon between the Parties. Title to Feedstocks shall pass to Refiner at the exit flange of the Designated Feedstock Tank, except to the extent delivery is made via in-tank transfer to a Party hereunder, in which case title shall pass upon the date and time agreed upon between the Parties. Title to Products shall pass to Macquarie Energy when delivered to Macquarie Energy at the inlet flange of the Designated Product Tank. Title to Products purchased by Refiner from Macquarie Energy hereunder shall pass to Refiner at the exit flange of the Designated Products Tank.

5.2 Liens and Encumbrances.

(a) *Refiner's Obligations.* Except for acts or actions by, through or under Macquarie Energy or its Affiliates, or beyond the control of Refiner, Refiner will keep the Designated Tanks and Macquarie Energy's Feedstocks and Products free and clear of all liens, claims, and encumbrances and Refiner will give Macquarie Energy immediate notice of any threatened claims against the Refinery or any of its assets which could adversely impact Macquarie Energy or its Feedstocks or Products.

(b) Macquarie Energy's *Obligations*. Macquarie Energy will not cause, through its action or inaction, any liens, claims, or encumbrances to burden the Refinery or Refiner's feedstock or product (other than those relating to the Designated Tanks which may be required to protect Macquarie Energy's ownership of Feedstock or Product including notice filings and injunctive relief) and Macquarie Energy will give Refiner immediate notice of any threatened claims against such assets of which it becomes aware that could adversely impact Refiner.

5.3 Filings. Each Party will execute any documents and instruments reasonably requested by the other Party for establishing the requesting Party's absolute and unencumbered right and title to the Feedstocks and Products as contemplated by this Agreement. On the Commencement Date, Refiner and Macquarie Energy will file notice filings as may be required or appropriate to serve public notice of their respective ownership rights.

ARTICLE VI

RISK OF LOSS/INDEMNIFICATION

6.1 Risk of Loss. Macquarie Energy shall bear all risk of loss of Feedstock and Products while it has title to same, but only to the extent any subject loss is caused by a peril which is covered by insurance in place in respect of the subject Feedstocks and/or Products. Refiner shall bear all risk of loss of Feedstock and Product except as provided in the foregoing sentence. Refiner shall have the right to approve the type, amount and other terms of insurance on, or forming part of the charter contracts in respect of, all delivery vessels and lifting vessels and shall have the right to reasonably require Macquarie Energy to acquire additional insurance in respect of Feedstock and Product cargos, including in respect of Feedstock and their delivery vessels, if any, already contracted for as of the Commencement Date, provided, however, the costs of such insurance shall be added to Feedstock Transportation Costs and Product Transportation Costs. Macquarie Energy shall also maintain insurance on Macquarie Energy's Feedstocks and Products in amounts and types, and with carriers and terms, as is commercially reasonable and in accordance with first-class standards, and shall keep Refiner fully informed on an ongoing basis of all said amounts, types, terms and carriers (and any changes thereto). Refiner shall be named Loss Payee for all such insurance, as its interest may appear.

6.2 Refiner's Obligations. Refiner will have the right and responsibility for maintaining, repairing and operating the Designated Tanks and the Refinery in compliance with Applicable Law, its HSSE Policy and this Agreement and for loading, unloading and otherwise handling the Feedstocks and Products at the Refinery subject to the terms and conditions of this Agreement and Applicable Law and will be responsible for and indemnify and hold Macquarie Energy harmless for any Losses directly resulting from (i) such operations, including any HSSE violations, (ii) noncompliance with Applicable Law, (iii) any spills, releases, seepage, pollution or contamination of Feedstocks or Products at the Refinery or in connection with loading or unloading at the Refinery, (iv) any misappropriation or loss of Macquarie Energy's Feedstocks or Macquarie Energy's Products in Refiner's care or custody (including while in the Designated Tanks, offloading/loading hoses or pipeline infrastructure), (v) breach of this Agreement by Refiner, and (vi) the negligence or willful misconduct of Refiner, its Affiliates and their agents, employees or representatives in connection with the performance of their obligations under this

Agreement, except to the extent any such Losses were caused by the negligence, willful misconduct, or non-compliance with Applicable Laws by Macquarie Energy, its Affiliates and their agents, employees or representatives in connection with the performance of their obligations under this Agreement. Refiner shall be subrogated to any claim for which Macquarie Energy receives indemnification from Refiner hereunder. Such indemnity obligation shall not apply to loss of Macquarie Energy's Feedstocks and Products caused by a peril which is covered by insurance in place in respect of the subject Feedstocks and/or Products.

6.3 Macquarie Energy's Obligations. Macquarie Energy will be responsible for and indemnify and hold Refiner harmless for any Losses directly resulting from a breach of this Agreement by Macquarie Energy and the negligence or willful misconduct of Macquarie Energy, its Affiliates and their agents, employees or representatives in connection with the performance of their obligations under this Agreement except to the extent any such Losses were caused by the negligence, willful misconduct, or non-compliance with Applicable Laws by Refiner, its Affiliates or third parties and their agents, employees or representatives in connection with the performance of their obligations under this Agreement. Macquarie Energy shall be subrogated to any claim for which Refiner receives indemnification from Macquarie Energy hereunder. To the extent Refiner suffers Losses from offspec Feedstock, Macquarie Energy may, in its sole discretion, assign any claim it has against any such third party for such offspec Feedstock to Refiner. To the extent Refiner is required to indemnify Macquarie Energy and in respect of which Macquarie Energy has or may have a claim against a third party, Macquarie Energy shall, at Refiner's request and cost, pursue such claim against the third party or parties and any payments or amounts collected from judgment or settlement of such claim shall be immediately set off against amounts owing by Refiner to Macquarie Energy under this indemnity. If such amounts have already been paid by Refiner to Macquarie Energy, Macquarie Energy shall immediately refund to Refiner such applicable amounts upon collection from the claim.

6.4 Third Party Claims.

(a) Without prejudice to the right of a Party and their respective employees, owners and Affiliates to indemnification in accordance with this Article, promptly after receipt by a Party of notice of the commencement of any action or the presentation or other assertion of any claim or demand by a third party that could result in an indemnification obligation hereunder (a **"Third Party Claim"**), it shall assume the defense thereof and shall notify the indemnifying Party promptly, and in any event within 15 days after such commencement, presentation or assertion or such shorter period as may be necessary to avoid a right of reply or defense being lost. The indemnified Party's failure to give such notice shall not affect the indemnifying Party's liability for indemnification, except to the extent that such failure actually and materially prejudices the indemnifying Party. Upon receipt of such notice, the indemnifying Party shall have the right to assume the defense of any Third Party Claim with its own counsel, reasonably acceptable to the indemnified Party, and at its own expense and, at its election, to control such defense.

(b) The indemnified Party shall not compromise or settle such Third Party Claim without the consent of the indemnifying Party, which shall not be unreasonably withheld or delayed. The indemnifying Party shall not be liable for any compromise or settlement of any such Third Party Claim effected without its reasonably withheld consent.

(c) No amount shall become due and payable by an indemnifying Party to an indemnified Party in respect of any Third Party Claim unless and until settled with the consent of the Parties as described above, or shall have become required to make a payment to the third party claimant by an executory order, judgment, award or administrative decision which cannot be rendered non-executory by appropriate recourse.

(d) Payment of a Third Party Claim may be made by the indemnifying Party, at its election, either to the indemnified Party or directly to the relevant third Party claimant. The Parties agree to cooperate to the fullest extent possible in connection with any Third Party Claim for which indemnification is or may be required under this Agreement.

(e) Any claim for indemnification for a Third Party Claim for degradation in quality, or for shortage in quantity of Feedstock or Product, including without limitation, short landing claims, outturn losses, short loading claims and throughput losses, shall be discharged and forever barred unless written notice of the claim for indemnification, accompanied by all reasonably available supporting documentation, is given by the indemnified Party to the indemnifying Party within 90 days of the day on which the pertinent information underlying the Third Party Claim was provided to the indemnified Party. In any event, no arbitral or judicial proceeding shall be commenced in respect of any such claims for indemnification after the second anniversary of the day on which such information was provided to the indemnified Party.

6.5 Insurance by Refiner. Refiner will maintain insurance on its Feedstocks and Products while in the Processing Units at the Refinery in amounts and types, and with carriers and terms, as is commercially reasonable and in accordance with first-class standards, and shall keep Macquarie Energy fully informed on an ongoing basis of all said amounts, types, terms and carriers (and any changes thereto). Refiner will include Macquarie Energy as a loss payee as its interest may appear, and will cause its insurers to waive all rights of claim and subrogation against Macquarie Energy. Refiner shall also maintain such other coverages as set forth in Annex F.

6.6 Insurance by Macquarie Energy. Macquarie Energy will maintain or cause to be maintained such types and amounts of insurance as set forth on Annex F. In addition, Macquarie Energy will obtain and maintain cargo insurance (and, to the extent not included in such cargo insurance, property insurance) on Macquarie Energy's Feedstocks and Products while in transit and in the Designated Tanks. Macquarie Energy will include Refiner as a loss payee as its interest may appear, and will cause its insurers to waive all rights of claim and subrogation against Refiner. Macquarie Energy's (and/or its Affiliates') reasonable, direct, out of pocket, third party cost of insurance required hereunder with respect to Feedstock shall be added to Feedstock Transportation Costs and Macquarie Energy's (and/or its Affiliates') reasonable, direct, out of pocket, third party cost of insurance required hereunder with respect to Product shall be added to Product Transportation Costs, in each case to the extent not already included in the calculation of such costs.

ARTICLE VII

PRODUCT SPECIFICATIONS

7.1 Specifications. Refiner will cause the Product referred to as High Sulfur Fuel Oil in Annex A delivered to Macquarie Energy to meet the Product specifications set forth in Annex A3. Refiner will cause all other Product delivered to Macquarie Energy to meet (i) the specifications generally accepted by the petroleum industry as consistent with the then applicable quotation in Platt's Oilgram Price Report (as then currently published by McGraw-Hill Companies, or such replacement publication) for the respective Product Value formula in Annex A, (ii) all seasonal and annual requirements of the U.S. Environmental Protection Agency (including with regard to Toxics, NOx, VOC, Sulfur and Benzene) and (iii) the Product quality specifications required by the Colonial Pipeline from time to time. The Parties acknowledge that Schedule 1 and 2 of Annex A reflect the current Colonial Pipeline specifications for the Products described therein as of the Effective Date and any additional requirements agreed upon between the Parties. Product not meeting the foregoing specifications shall be referred to herein as **"Offspec Product."** If Refiner is unable to meet the applicable Products specifications at any time, Refiner shall notice Macquarie Energy as soon as possible.

7.2 Off Specification Products.

(a) *General Rule*. Macquarie Energy may reject delivery of Offspec Product and, to the extent commercially feasible, may make a proposal of an appropriate pricing formula for such Offspec Product. Refiner can accept the proposed price formula or can elect, at its cost, to unload the Offspec Product and process or blend the Offspec Product to cure the Offspec nature thereof. Any costs, including Losses incurred by Macquarie Energy or charter cancellation costs or demurrage, resulting from loading and unloading such Offspec cargo shall be for the account of Refiner.

(b) *Long Term Off Spec Events*. If (i) the Offspec Product is the result of the Refinery as then currently configured being unable to meet the specifications for such Product, whether due to industry changes to such specifications or due to damage, malfunction or configuration changes to the Refinery (each, an **"Offspec Event"**) and Refiner does not intend to (or cannot) make the changes, replacements or repairs necessary to cause the Refinery to be capable of meeting such specifications within 90 days following such Offspec Event, or (ii) the Refiner has delivered such Product failing to meet the relevant specifications on two or more previous occasions over the preceding 90 days (each, a **"Long Term Offspec Event"**), then the Parties shall meet to mutually agree upon, as expeditiously as possible, a new Product Value, Product specifications for Annex A1, A2 or A3, as applicable, and/or Product description for such Product. Upon such agreement, this Agreement shall be deemed amended to reflect such new Product Value and/or Product description. Pending such agreement, Section 7.2(c) shall continue to apply.

(c) *Intermittent Off Spec Events*. If the Offspec Product is not the result of a Long Term Offspec Event, or pending agreement under Section 7.2(b) with respect to a Long Term Offspec Event, then Refiner shall, in addition to its rights under Section 7.2(a),

have the right to purchase such Offspec Product from Macquarie Energy and resell same to a third party purchaser provided the price offered by such third party is based on a New York delivered location and is higher than the price proposed by Macquarie Energy pursuant to Section 7.2(a). In the event the Refiner acquires the Offspec Product from Macquarie Energy pursuant to this Section 7.2, Refiner shall be deemed to acquire such Offspec Product during the then current Production Week and the payment therefor shall be effected hereunder by way of the reduction in the Production Volume resulting from the lifting thereof by Refiner (for the avoidance of doubt, the price paid by Refiner for such Offspec Product shall be calculated as if it was compliant with the relevant specifications as set forth in Annex A1, A2 or A3 for such Product that were applicable when Macquarie Energy acquired same from Refiner).

7.3 Blending Requests for Different Specifications. Macquarie Energy may request Refiner to blend Product to meet specifications other than those described in Section 7.1 for sales by Macquarie Energy outside of the Standard Market. Refiner agrees to undertake such blending so long as it is operationally capable of doing so in the ordinary course of operations. Macquarie Energy shall provide Refiner at least five (5) days prior written notice of such specifications and the expected additives necessary for such blending, and the cost of such additives and blending shall be for Macquarie Energy's account. Macquarie Energy hereby authorizes Refiner to blend such additives as may be necessary to meet such specifications.

ARTICLE VIII

MEASUREMENTS/LOADING/LIFTING

8.1 Inspection. All quantities of Feedstocks and Products hereunder shall be determined by independent inspectors of record mutually agreed upon by Refiner and Macquarie Energy.

8.2 Tank Measurement. The quantity of Feedstock and Products in the Designated Tanks shall be determined by the gauging of the applicable tank in accordance with agreed upon industry standards.

8.3 Vessel Measurement. For vessels, the quantity of Products loaded onto vessels from the shore tanks shall be determined by Refiner's shore tank gauge readings if the shore tank is not receiving or delivering at the time of such lifting and otherwise by the vessels receiving gauges as adjusted by the vessel's applicable experience factor. All Product loaded into vessels for Macquarie Energy's account shall be measured by a mutually agreed independent inspector of record and may be inspected by representatives of Macquarie Energy.

8.4 Standards of Measurement. All quantity determinations herein will be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty-one (231) cubic inches and forty-two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Feedstocks and Table 6B of

ASTM-IP for Products). Refiner shall verify and calibrate related equipment in accordance with agreed upon industry procedures and policies.

8.5 Loading/Lifting Procedures. Refiner shall deliver and load Macquarie Energy's Products onto vessels as designated by Macquarie Energy (at no cost to Macquarie Energy) on a 24 hour, 7 day per week basis, holidays included. No docking or loading costs (including tug service) shall be for the direct account of Macquarie Energy. Refiner and Macquarie Energy will establish mutually agreeable lifting and nomination procedures. Macquarie Energy, or its shipping agent, will charter all ships and will market all Products. Except as set forth in this Agreement, Macquarie Energy will not be responsible for any actions of third parties which are outside of the direct control of Macquarie Energy, including vessels arriving at the Refinery late due to mechanical difficulties, weather conditions, ship owner directive or otherwise, provided that Macquarie Energy will use reasonable commercial efforts to minimize Costs to Refiner relating to any such event or circumstance.

8.6 Quality Testing. The quality of Products lifted will be based on the Refinery's static shore tank composite samples upon withdrawal from the Designated Product Tank. If the Refinery's shore tanks are active at time of lifting of Products, then vessel composite samples will govern. Macquarie Energy can require that quality testing be performed at a laboratory or analytical facilities which are independent of the Refinery. In the event any volume of Product fails to meet the applicable specification, Refiner may, at its own cost and subject to Macquarie Energy's consent, treat any Product with an appropriate additive in order to meet the specification.

8.7 Shipping.

(a) All Performing Vessels shall obtain all authorizations required by applicable laws for the intended service as may be in force at the time of nomination.

(b) Refiner shall communicate to Macquarie Energy its reasonable standards, and any change in such standards, applicable to all vessels discharging at or loading from the Refinery as the case may be. Macquarie Energy will only charter a Performing Vessel consistent with those standards unless otherwise approved by Refiner.

(c) Macquarie Energy shall provide Refiner with copies of all notices of nomination prepared for the scheduling of Performing Vessels at approximately the same time as they are transmitted to the suppliers and receivers. Refiner shall have the option of having a condition survey performed on any Performing Vessel owned or time-chartered by Macquarie Energy at Refiner's cost and shall have the option of preparing, in cooperation with Macquarie Energy, a questionnaire to be completed by the owner of any Performing Vessel owned or time-chartered by Macquarie Energy. Refiner shall endeavour to ensure that surveys be carried out without causing delay to the proposed Performing Vessel, and Macquarie Energy undertakes to exercise reasonable commercial efforts to make arrangements with the owners of such Performing Vessels to ensure that surveys can be carried out without causing delay. Each Party shall provide the other Party with the results of such vessel surveys or questionnaires promptly upon receipt thereof.

(d) Refiner's acceptance of a Performing Vessel shall not constitute a continuing acceptance for the carriage of any subsequent cargo, should Refiner reasonably determine that a Performing Vessel which is not owned or time-chartered by Macquarie Energy no longer meets its criteria of acceptability. Should a proposed Performing Vessel which is not owned or time-chartered by Macquarie Energy not meet Refiner's criteria of acceptability, Refiner shall immediately notify Macquarie Energy in writing and cooperate with Macquarie Energy and any owner or charterer of the Performing Vessel with respect to the replacement of the Performing Vessel or efforts to achieve acceptability by addressing the failed criteria.

ARTICLE IX

TERM/TERMINATION

9.1 Term. This Agreement shall be effective for an initial one year term commencing with the Commencement Date and ending on October 31, 2012, and shall thereafter automatically renew for successive one year terms ending on October 31 of each year, unless terminated (i) by either Party at any time upon 180 days' prior written notice to the other Party or (ii) as otherwise provided below.

9.2 Remedies Upon Default.

(a) *Macquarie Energy Default.* Upon the occurrence of a Macquarie Energy Event of Default, notwithstanding any of the other terms and conditions of this Agreement, Macquarie Energy's rights under this Agreement to exclusive use of the Designated Tanks and to deliver Feedstock to and lift Product from same shall be suspended and Refiner may sell Products and Feedstock, and commingle and move Feedstock and Products into and out of Designated Feedstock Tanks and Designated Product Tanks, as Refiner deems appropriate in order to cover or mitigate any losses it may suffer as a result of such default or to otherwise carry out the orderly operation of the Refinery. Refiner shall promptly pay to Macquarie Energy the proceeds of any such sale conducted under this Section.

(b) *Substitute Performance Pending Event of Default.* Upon the occurrence of any event that would become a Macquarie Energy Event of Default upon expiration of the time periods for cure provided in the definition of Macquarie Energy Event of Default with respect to such event Refiner shall have the right, until such time period expires, to perform the activity of Macquarie Energy hereunder that was substantially related to or materially affected by such event; provided that Refiner shall not be entitled to commingle any feedstocks or products with Macquarie Energy's Feedstocks or Products.

9.3 Rights of Termination.

(a) *Mutual Rights.* Either Party shall have the right to terminate this Agreement (i) at any time upon thirty days prior written notice if Refiner transfers the Refinery or a majority interest in the Refinery to an unaffiliated third party in an arms length transaction, (ii) by written notice to the other Party following the continuation for more than 180 days of a delay in performance due to Force Majeure but in any event prior to the substantially

full recommencing of performance, or (iii) by 3 months prior written notice to the other Party in the event a pledge of this Agreement as collateral security by such other Party has been exercised.

(b) *Refiner's Right to Terminate*. Refiner may terminate this Agreement at any time upon and during the continuation of a Macquarie Energy Event of Default. In the case of such event of default arising from a Change of Control, Refiner must provide 60 days written notice and exercise such right within 30 days of such change of control.

(c) *Macquarie Energy's Right to Terminate*. Macquarie Energy may terminate this Agreement at any time upon and during the continuation of a Refiner Event of Default. In the case of such event of default arising from a Change of Control, Macquarie Energy must provide 60 days written notice and exercise such right within 30 days of such change of control.

9.4 Effects of Termination. Upon termination or expiration of this Agreement,

(a) Macquarie Energy shall sell to either Refiner or, at Refiner's option, a new Feedstock supplier for the Refinery (subject to such new Feedstock Supplier meeting Macquarie Energy's internal requirements, including its customer onboarding requirements): (i) all Macquarie Energy Product located in the Designated Product Tanks at the Product Price calculated with respect to the Pricing Week during which such termination or expiration occurs plus any applicable Product Transportation Costs and/or (ii) all Macquarie Energy Feedstocks located in the Designated Feedstock Tanks at the Feedstock Transfer Price calculated with respect to the Pricing Week during which such termination or expiration occurs plus any applicable Feedstock Transportation Costs; provided, however, that if the termination of this Agreement is due to a Refiner Bankruptcy Event, Macquarie Energy shall not be required to sell such Feedstocks and Products to Refiner. In the event Refiner elects to exercise such purchase option directly, on or before the date on which any termination or expiration of this Agreement occurs, Refiner shall pay Macquarie Energy the Provisional Payment due for the Products and Feedstocks being acquired under this Section 9.4 subject to a later true-up when the Product Price and Feedstock Transfer Price is determined. Upon any termination or expiration of this Agreement, Refiner may commingle any Product not owned by Macquarie Energy in the Designated Product Tanks and commingle any Feedstocks not owned by Macquarie Energy in the Designated Feedstock Tanks upon Macquarie Energy being paid in full (including any applicable true-up amounts) for its Products and Feedstocks.

(b) In the event Refiner declines to exercise its option to purchase or direct the purchase of Products and Feedstocks as provided above, Macquarie Energy shall remove all of its Products and Feedstocks from the Designated Tanks (i) in the event of the expiration of this Agreement in accordance with its terms, on such expiration date or (ii) in the event of any other termination of this Agreement, within seven (7) days of the effective date of such termination. In the event all of the Product and Feedstock is not removed as provided above, Macquarie Energy shall be assessed a reasonable and customary storage

fee for all Products and Feedstocks held in storage beyond such time until removed from the Designated Tanks.

9.5 Equitable Remedies. The Parties recognize and agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, the Parties agree that, in addition to other remedies, each Party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or to specific performance or other equitable relief to enforce the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of this Agreement, neither Party shall allege, and each Party hereby waives the defense, that there is adequate remedy at law. The Parties further agree that resort to the dispute resolution provisions contained in this Agreement shall not bar or restrict any Party from seeking any of the foregoing injunctive or equitable relief.

ARTICLE X

MACQUARIE REPRESENTATIVE

10.1 Macquarie Energy's Representative. Macquarie Energy shall have the right to cause its designated representative or representatives ("Macquarie Energy's Representative") and Refiner agrees to permit Macquarie Energy's Representative to be present at the Refinery from time to time and at any and all times (day or night) as desired by Macquarie Energy, including during the delivery of Feedstocks to Designated Feedstock Tanks and the lifting of Products from Designated Product Tanks. Refiner agrees to provide to Macquarie Energy's Representative office space and such office support facilities as may be reasonably necessary for Macquarie Energy's Representative to fully monitor the delivery, storage, processing, loading and unloading operations involving Macquarie Energy Feedstocks and Products including any required or reasonably requested measurement or sampling of Feedstocks or Products. Among other access rights, Macquarie Energy and Macquarie Energy's Representative shall (i) have the right to review all books and records of Refiner relating to receipts and delivery of Feedstocks and Products and processing, storage, measurement, inspection and lifting activities at the Refinery, (ii) have the right to be present at and to monitor all gauging, metering, sampling and testing of Macquarie Energy Feedstocks and Products, (iii) have its Representative(s) take a physical inventory of, or otherwise sample and test, the Feedstocks or Products, and (iv) confirm by audit that Refiner is in compliance with all Applicable Laws and its HSSE Policy with respect to the Designated Tanks, the dock and berthing area, and all other areas of the Refinery applicable to Macquarie's rights and obligations hereunder. Macquarie Energy's Representative shall at all times observe all Refinery Rules related to safety and security or as are applicable to all visitors and Macquarie Energy shall ensure that Macquarie Energy's Representative shall at all times strictly abide by the confidentiality provisions contained in this Agreement.

ARTICLE XI

REPRESENTATIONS AND WARRANTIES

11.1 Representations and Warranties of Refiner. Refiner represents and warrants to Macquarie Energy, at all times during the term of this Agreement, as follows:

(a) *Power and Authority*. The execution, delivery and performance by Refiner of this Agreement and by Refiner Guarantor of its Parent Guaranty and the consummation of the transactions contemplated hereby and thereby are within Refiner's and Refiner Guarantor's corporate power and authority and have been duly authorized by all necessary corporate action.

(b) *Consents and Approvals*. No authorization, consent or approval of, or other action by, or notice to or filing with, any governmental authority or any other Person is required for the due authorization, execution, delivery or performance by Refiner of this Agreement or by Refiner Guarantor of its Parent Guaranty, or the consummation of the transactions contemplated hereby and thereby.

(c) *No Bankruptcy Events*. None of Refiner or Refiner Guarantor has instituted or had instituted against it and is not contemplating any proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy law or insolvency law or other similar law affecting creditor's rights. No receiver trustee or conservator has been appointed for Refiner or Refiner Guarantor or over the Refinery or any other assets or property of Refiner or Refiner Guarantor and there are no proceedings pending or to Refiner's knowledge threatened, with respect thereto.

(d) *No Litigation*. There are no legal, administrative, arbitration or other claims (contingent or otherwise), actions, suits, proceedings or governmental investigations pending or, to the knowledge of Refiner, threatened, against Refiner, Refiner Guarantor or the Refinery which could adversely affect the relationship of Refiner and Macquarie Energy hereunder or the contemplated operations of Refiner or the Refinery.

(e) *Permits*. Refiner has all permits, licenses and registrations required for the ownership and operation of the Refinery, including the Designated Tanks, and such permits, licenses and registrations are valid and subsisting in full force and effect and enforceable.

(f) *HSSE*. Refiner has an HSSE Policy and operates the Refinery consistent with such policy.

(g) *Title to Product*. Upon its receipt of Feedstocks and Products from Refiner, Macquarie Energy will receive good and marketable title to such Feedstocks and Products, free and clear of all liens. All Feedstock and Product delivered to Macquarie Energy in the Designated Tanks will be free and clear of all liens at the time discharged into and while in the Designated Tanks.

(h) *No Liens.* Except for those which existed on the date prior to the Commencement Date, there are no liens existing against the Refinery, any of the Designated Tanks, or any inventories stored or located at the Refinery.

(i) *GST/HST Registration.* Refiner is a GST/HST registrant pursuant to Part IX of the Excise Tax Act (Canada) and its GST/HST registration number is [redacted] Redact

11.2 Representations and Warranties of Macquarie Energy. Macquarie Energy represents and warrants to Refiner, at all times during the term of this Agreement, as follows:

(a) *Power and Authority.* The execution, delivery and performance by Macquarie Energy of this Agreement and by Macquarie Energy Guarantor of its Parent Guaranty and the consummation of the transactions contemplated hereby and thereby are within Macquarie Energy's and Macquarie Energy Guarantor's corporate power and authority and have been duly authorized by all necessary corporate action.

(b) *Consents and Approvals.* No authorization, consent or approval of, or other action by, or notice to or filing with, any governmental authority or any other Person is required for the due authorization, execution, delivery or performance by Macquarie Energy of this Agreement or by Macquarie Energy Guarantor of its Parent Guaranty, or the consummation of the transactions contemplated hereby and thereby.

(c) *No Bankruptcy Events.* None of Macquarie Energy or Macquarie Energy Guarantor has instituted or had instituted against it and is not contemplating any proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy law or insolvency law or other similar law affecting creditor's rights. No receiver trustee or conservator has been appointed for Macquarie Energy or Macquarie Energy Guarantor or any other assets or property of Macquarie Energy or Macquarie Energy Guarantor and there are no proceedings pending or to Macquarie Energy's knowledge threatened, with respect thereto.

(d) *No Litigation.* There are no legal, administrative, arbitration or other claims (contingent or otherwise), actions, suits, proceedings or governmental investigations pending or, to the knowledge of Macquarie Energy, threatened, against Macquarie Energy or Macquarie Energy Guarantor which could adversely affect the relationship of Macquarie Energy and Refiner hereunder or the contemplated operations of Macquarie Energy or Macquarie Energy's services for Refiner hereunder.

(e) *Permits.* Macquarie Energy has all permits, licenses and registrations required for it to carry on its business as contemplated by this Agreement and such permits, licenses and registrations are valid and subsisting in full force and effect and enforceable.

(f) *Title to Feedstock.* Upon its receipt of Feedstock from Macquarie Energy, Refiner will receive good and marketable title to such Feedstock, free and clear of all liens arising by, through or under Macquarie Energy. All Feedstock delivered to the Processing

Units will be free and clear of all liens arising by, through or under Macquarie Energy at the time of exiting the Designated Feedstock Tanks.

(g) *GST/HST Registration*. Macquarie Energy is a GST/HST registrant pursuant to Part IX of the Excise Tax Act (Canada) and its GST/HST registration number [redacted]

11.3 No Other Warranties. Except as expressly set forth herein, each Party specifically disclaims and make no representations or warranties, express or implied, with respect to the Feedstock or Product delivered to a Party hereunder or otherwise, including, without limitation, any warranty of merchantability or of fitness for a particular purpose.

ARTICLE XII

MISCELLANEOUS

12.1 Mutual Cooperation and Related Covenants.

(a) The Parties shall mutually cooperate with regard to all matters within their respective control to further the transactions contemplated by this Agreement. Toward this end, Macquarie Energy shall (i) use commercially reasonable efforts to deliver Feedstocks as reasonably requested by Refiner for use at the Refinery, and (ii) purchase all Products produced at the Refinery during the term of this Agreement, each in a manner consistent with Refiner's operations and proposed business plans. Furthermore, Macquarie Energy will use commercially reasonable efforts to perform its obligations hereunder in a manner that will avoid interference with Refiner's operation of the Refinery.

(b) Each Party shall use commercially reasonable efforts to cooperate and communicate with the other Party in connection with its operations hereunder, including with respect to accepting, handling, loading and unloading of vessels in a timely manner and buying Feedstock and selling and lifting Products.

(c) The Parties shall mutually cooperate and communicate in the identification and acquisition of Feedstock required for the Refinery's operations. Macquarie Energy shall use commercially reasonable efforts to acquire such Feedstock as may be requested by Refiner from time to time.

12.2 Force Majeure.

(a) The obligations of a Party under this Agreement, except the obligation to pay money to the other Party, may be suspended as a result, and to the extent, of an event of Force Majeure, to the extent that nonperformance is caused by Force Majeure, and the affected Party shall be relieved of liability for failing to perform from the inception of such event of Force Majeure and during the continuance thereof. The foregoing right shall not be construed to limit or restrict either Party's right to invoke any other subsequent Force Majeure event (even if the other, subsequent Force Majeure event relates to events or circumstances similar or event identical to the events or circumstances underlying the

subject Force Majeure event) or other Force Majeure event which occurs during all or any portion of the subject Force Majeure event.

(b) A Party affected by Force Majeure shall, as a condition to invoking Force Majeure as an excuse for nonperformance under this Agreement, promptly give notice of the occurrence of the Force Majeure to the other Party, with reasonably detailed information about the event of the Force Majeure and the effect it has had, and is anticipated to have, on the performance of the invoking Party, and shall confirm such notice in writing no later than two (2) Business Days after the occurrence of such event of Force Majeure and its consequences.

(c) A Party affected by Force Majeure shall use commercially reasonable efforts to overcome same and resume performance as soon as practicable. Such affected Party shall promptly provide notice to the other Party of the termination of such Force Majeure event or circumstance.

(d) *Substitute Performance During Force Majeure.* In the event Macquarie Energy asserts the right to suspend performance hereunder as a result of Force Majeure, Refiner shall have the right, until Macquarie Energy fully or substantially recommences such performance, to perform the activity of Macquarie Energy suspended thereby or that was substantially related to or materially affected by such suspension; provided that Refiner shall not be entitled to commingle any feedstocks or products with Macquarie Energy's Feedstocks or Products.

12.3 Confidentiality. The Parties hereto agree that any pricing provisions contained herein and any financial or technical information furnished or disclosed to a Party hereunder, shall not be disclosed or made available to any other Person without the prior written consent of the other Party other than as contemplated hereunder; provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial, administrative or regulatory process, (ii) to counsel for Macquarie Energy and Refiner, (iii) to auditors, accountants, insurers or consultants (iv) in connection with any litigation to which Macquarie Energy or Refiner is a party, (v) to an Affiliate (including the directors, officers, employees, and agents of such Affiliate) of Macquarie Energy or Refiner, (vi) by Refiner to a bona fide potential purchaser of the Refinery, and (vii) to prospective or actual sources of financing to Refiner or its Affiliates and any applicable governmental or regulatory agencies related thereto (provided that, to the extent reasonably feasible, such disclosure shall not include Annex A); provided, further, that unless specifically prohibited by Applicable Law, each of Macquarie Energy and Refiner shall, prior to disclosure thereof, notify the other Party of any request for disclosure of any such non-public information (A) by any governmental agency or representative thereof or (B) pursuant to legal process. Notwithstanding the above restrictions, neither Party shall have any obligation for any disclosure of confidential information which is, or becomes, generally known to the public without breach of the terms of this Agreement, or if any disclosure of confidential information is required by court order or by order of any governmental or administrative tribunal having jurisdiction over the Parties. The confidentiality obligations in this section shall survive termination of this Agreement for three years.

12.4 Relationship of Parties. The relationship of Refiner and Macquarie Energy will be that of independent contractors and will not be that of lender-borrower, partners, joint venturers, principal and agent or employer and employee. Accordingly, Refiner and Macquarie Energy each herein disclaim and waive any fiduciary duty which either of them may be argued to have to the other. Neither Party has any authority whatsoever to, and neither Party shall: (i) make any agreement, representation or warranty in the name of or on behalf of the other Party; (ii) bind the other Parties in any matter; (iii) act as the agent or representative of the other Party; or (iv) assume, create or incur any obligation or liability of any nature whatsoever, in the name of or on behalf of the other Party whether by contract or otherwise. Nothing herein shall be construed to (A) limit the right of the Parties to independently pursue other business opportunities, whether of a similar or dissimilar nature to those involved in this agreement, or (B) create any right or option of either Party to participate in such independent business opportunities of the other Party.

Notwithstanding the previous paragraph, Refiner undertakes to give Macquarie Energy or its Affiliates every opportunity to compete at market for its crude oil and feedstock supply requirements through timely open discussions and dialogue.

12.5 Governing Law. The validity, performance and enforcement of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, and the federal laws of Canada applicable therein, without giving effect to conflict of laws principles applicable thereunder. The Parties hereto do hereby submit to the non-exclusive jurisdiction of the courts of the Province of Alberta with respect to any disputes or other matters arising out of this Agreement. The United Nations Convention on Contracts for the International Sale of Goods of Vienna shall not apply to this Agreement.

12.6 Independent Experts. In the event of any dispute under this Agreement of a technical nature or regarding the calculation of (or component amounts of) Costs, the Net Payment or the formulas used in connection therewith, either Party shall be entitled to refer such matter to a mutually agreed industry expert of record. Upon such referral, (i) the Parties shall cooperate with such expert in connection with its efforts to resolve such dispute, and (ii) neither Party shall commence any litigation regarding such dispute for a period of 30 days. The Parties shall share the costs of any such expert appointed hereunder.

12.7 Taxes.

(a) *Taxes*. The Parties acknowledge that any payments due hereunder by one Party to the other Party are exclusive of any and all sales taxes, including but not limited to GST/HST, duties, charges, or fees levied by governmental taxing authorities relating to the transactions contemplated herein (the "Taxes"). Taxes that are payable on account of Products or Feedstock hereunder will be for the account of Refiner except for Taxes for the sale of Product from Refiner to Macquarie Energy for which Macquarie Energy has not complied with Section 12.7(c).

(b) *Withholding Tax*. Macquarie Energy represents and warrants that the sale of Feedstock hereunder is a sale of inventory. Refiner agrees that Macquarie Energy shall be entitled to receive the full amount of any payments due to it hereunder, and that, Refiner shall not withhold any amounts pursuant to Canadian income tax legislation or other

legislation on account of the transactions contemplated herein. Notwithstanding the foregoing, Refiner shall have no liability for Macquarie Energy's income taxes.

(c) *Evidence of Exportation.* Macquarie Energy shall provide Refiner with any evidence of exportation (or other evidence that Taxes are not payable) that Refiner reasonably requires in order to assert that the sale by Refiner to Macquarie Energy of Products pursuant hereto does not require Refiner to collect Taxes from Macquarie Energy on such sale. Such evidence shall be satisfactory if it includes one or more of the following provided, however, such list shall not be interpreted as being exhaustive:

(i) a copy of the sales invoice or purchase contract that identifies the property and the recipient, which should be matched with the respective shipping or delivery instructions on the purchase order;

(ii) a copy of the transportation document that describes the delivery service such as a bill of lading. This document would be issued by or on behalf of a carrier, which is evidence of a contract of carriage as well as proof of delivery of the goods on board a vessel;

(iii) customs brokers' or freight forwarders' invoices that relate to the exported goods or shipments of exported goods;

(iv) import documentation required by the country to which the goods are exported; and

(v) any other evidence (that is not generated internally by the recipient) satisfactory to the Canadian tax authorities that the product has been exported.

(d) *Transaction Taxes.* Provided that Macquarie Energy has complied with Section 12.7(c) above, Macquarie Energy shall not be required to pay to Refiner, in addition to the price of the Products sold to Macquarie Energy hereunder or any other payment due by Macquarie Energy to Refiner hereunder, any amounts of GST/HST and the Parties agree that the Parties will work together to avail of any and all input tax credits, exemptions and/or reductions of Taxes payable by either Party.

12.8 Canadian Legislation. The Parties intend that this Agreement, and any Parent Guaranty, each and together constitute an "eligible financial contract" under and in all proceedings related to the Bankruptcy and Insolvency Act, R.S.C. 1985, c.B-3 (Canada), the Companies' Creditors Arrangement Act, R.S.C. 1985, c.C-36, or the Winding Up and Restructuring Act, R.S.C. 1985, c.W-11, as the same may be amended, restated, replaced, or reenacted from time to time.

12.9 Time of the Essence. The Parties agree that time is of the essence of this Agreement.

12.10 Foreign Corrupt Practices. Each Party agrees that it shall not, directly or indirectly, in connection with this Agreement and the business resulting therefrom, offer, pay, promise to pay, or authorize the giving of money or anything of value to a government official (including but

not limited to employees of a government oil company), to any officer or employee of a public international organization, to any political party or official thereof or to any candidate for political office, or to any person, while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any government official, to any officer or employee of a public international organization, to any political party or official thereof, or to any candidate for political office, for the purpose of: (a) influencing any act or decision of such official, officer, employee, political party, party official, or candidate in his or its official capacity, including a decision to fail to perform his or its official functions; or (b) inducing such official, officer, employee, political party, or candidate to use his or its influence with the government or instrumentality thereof (including but not limited to a government oil company) or organization to affect or influence any act or decision of such government or instrumentality or organization, or to obtain an improper advantage in order to assist such Party in obtaining or retaining business for or with, or directing business to such Party or any other person in relation to this Agreement. Either Party may terminate this Agreement forthwith upon written notice to the other Party at any time, if in its reasonable judgment, supported by credible evidence, the other Party is in breach of any of the above representations, warranties or undertakings.

12.11 Trade Controls and Boycotts. Notwithstanding anything to the contrary herein, nothing in the agreement is intended, and nothing herein should be interpreted or construed, to induce or require either Party to act in an manner (including failing to take any actions in connection with this Agreement) which is inconsistent with, penalized or prohibited under any laws, regulations, decrees or other official Canada, United States, United Kingdom or Australia government rules or requirements applicable to such Party which related to anti-money laundering, foreign trade controls, export controls, embargoes or international boycotts of any type.

12.12 Rights and Remedies Cumulative. The rights and remedies of each of the Parties under this Agreement shall be cumulative and non-exclusive of any other rights or remedies which each such Party may have under any other agreement or instrument, by operation of law or otherwise.

12.13 Entire Agreement. This Agreement and all Annexes hereto embody the final, entire agreement between the Parties hereto and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof.

12.14 Binding Agreement. This Agreement is entered into for the benefit of the Parties hereto and their permitted successors and assigns. It shall be binding upon and shall inure to the benefit of such Parties and their successors and assigns.

12.15 Notice. Any notice, demand or document which a Party is required or may desire to give hereunder shall be in writing and, except to the extent provided in the other provisions of this Agreement, shall be given by messenger, telecopy or other electronic transmission, or registered or certified mail, postage prepaid, return receipt requested, addressed to such Party at its address, telecopy number shown below, or at such other address as either Party shall have furnished to the other by notice given in accordance with this provision. Any notice delivered or made by messenger, telecopy, or mail shall be deemed be given on the date of actual delivery as

shown by messenger receipt, the addressor's telecopy machine confirmation or other verifiable electronic receipt, or the registry or certification receipt.

If to Refiner:	North Atlantic Refining Limited 29 Pippy Place St. John's, NL Canada A1B 3X2 Attn: President Tel: (709) 579-5831 Fax: (709) 579-5087
With a copy to:	North Atlantic Refining Limited Refinery Road Come By Chance, NL Canada A0B 1N0 Attn: Comptroller Tel: (709) 463-8811 Fax: (709) 463-5535
If to Macquarie Energy:	Macquarie Energy Canada Ltd. 500 Dallas Street, Suite 3100Houston, Texas 77002 Attn: FICC North America Physical Oil Desk Tel: 713-275-6100 Fax: 713-369-3920
With a copy to:	Macquarie Energy Canada Ltd. 500 Dallas Street, Suite 3100 Houston, Texas 77002 Attn: Legal Risk Management Tel: 713-275-6100 Fax: 713-275-8978

12.16 No Waiver. Neither the failure nor any delay on the part of any Party hereto to exercise any right, remedy, power, privilege or option under this Agreement shall operate as a waiver of such or any other right, remedy, power, privilege, or option. No single or partial exercise of any right, remedy, power, privilege or option under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power, privilege or option. No waiver of any right, remedy, power, privilege or option with respect to any occurrence shall be construed as a waiver of such right, remedy, power, privilege or option with respect to any subsequent or other occurrence. No waiver whatever shall be valid unless in writing and signed by an officer of the Party to whom such waiver applies and then only to the extent therein set forth.

12.17 Assignability. No Party shall, during the term of this Agreement or any extensions hereof, assign, transfer or otherwise dispose of any of its rights or obligations hereunder, without

the consent of the other Party; provided, however, that (i) Refiner may assign this Agreement to any Affiliates that own the Refinery or perform its supply and marketing functions upon notice to, but without the consent of, Macquarie Energy (in which event, Refiner shall remain liable to Macquarie Energy hereunder), (ii) Macquarie Energy may assign this Agreement to an Affiliate (in which event, Macquarie Energy shall remain liable to Refiner hereunder) or novate this Agreement to an Affiliate with financial and technical resources reasonably similar to Macquarie Energy (in which case Refiner shall take such action is necessary to cooperate in effectuating the novation) and Macquarie Energy shall not remain liable hereunder, provided that in either such instance the Parent Guaranty of Macquarie Energy Guarantor shall remain in place, and (iii) either Party shall be entitled to pledge this Agreement as collateral security to internationally recognized financial institutions or otherwise assign any receivables due hereunder. Any assignments or transfers in violation of the foregoing shall be null and void.

12.18 Counterparts. This Agreement may be executed in any number of counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts shall constitute but one Agreement.

12.19 Non-Binding Example. Attached hereto as Annex D is an example of a Feedstock Transfer Price Formula. Notwithstanding any provision herein to the contrary, such example is non-binding and for illustrative purposes only and in the event of any conflict between such examples and the remainder of this Agreement, the remainder of this Agreement shall govern and control.

12.20 Modification of Agreement. All modifications, consents, amendments or waivers of any provision of this Agreement shall be effective only if the same shall be in writing, specifically referencing this Agreement and signed by each of the Parties.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Commencement Date.

MACQUARIE ENERGY:

MACQUARIE ENERGY CANADA LTD.

By: ______________________

Name: Daniel Vizel

Title: Executive Director

By: ______________________

Name: Nicole Spalt Associate Director

Title: Legal Risk Management

REFINER:

NORTH ATLANTIC REFINING LIMITED

By: ______________________

Name: Yong Ho Cho

Title: President

\32776495

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Commencement Date.

MACQUARIE ENERGY: MACQUARIE ENERGY CANADA LTD.

By: ______________________________
Name: ______________________________
Title: ______________________________

By: ______________________________
Name: ______________________________
Title: ______________________________

REFINER: NORTH ATLANTIC REFINING LIMITED

By: Yongho. Cho.
Name: Yong Ho Cho
Title: President

\32776495

ANNEX A

PRODUCTS

Refiner shall deliver the following Products to Macquarie Energy under this Agreement meeting the specifications set forth in the Agreement and the following Schedules 1-3:

1. Reformulated Regular Gasoline Blendstock (RBOB);

2. Ultra Low Sulfur Diesel; and

3. High Sulfur Fuel Oil.

Schedule 1 - RBOB

Colonial Pipeline Company

3.5.1.

PRODUCT SPECIFICATIONS
REFORMULATED REGULAR GASOLINE BLENDSTOCK (RBOB)
FOR BLENDING WITH 10% DENATURED FUEL ETHANOL
(92% PURITY) AS DEFINED IN ASTM D4806

Cancels Previous Issues of F grades

This RBOB may not be combined with any other RBOB except RBOB having the same requirement for oxygenate type and amount.
All parameters must be met after blending with denatured fuel ethanol unless noted.

ALL F GRADE REQUIREMENTS (SEGREGATED AND FUNGIBLE)

Product Property		ASTM Test Method	Minimum	Test Results Maximum	Note
Benzene (vol%)		D3606		1.30	
Octane	RON	D2699	Report		
	MON	D2700	82.0		
	(R+M)/2		82.7		
	(R+M)/2 after Blending		87.0		
Oxygen Content, weight %		D5599(See Note)			1,2,7,8
Aromatics (vol%)		D5769, D5599 (See Note)		50	2
E200 (vol%)		D86	30	70	
E300 (vol%)		D86	70	100	
Olefins (vol%)		D1319		25	
Sulfur (ppmwt)		D2622		80	9
Non-VOC Controlled Requirements					
RVP (psi)		D5191			3
	Grades				
	F3, 3F (Non-VOC Controlled)			11.5	
	F4, 4F (Non-VOC Controlled)			13.5	
	F5, 5F (Non-VOC Controlled)			15.0	
VOC Controlled Requirements	(Grades F1, F2, 1F, 2F, only)				2
RVP (psi)		D5191		Report	3
Emissions Performance Reductions (%)					4
	Region I (Grades F1, 1F)	Origin:	-28.0% -27.0%		11
		Delivery:	-25.0%		
	Region 2 (Grades F2, 2F)	Origin:	-26.4% -25.4%		11
		Delivery:	-23.4%		

\32818485.6

Colonial Pipeline Company

3.5.2.

PRODUCT SPECIFICATIONS
REFORMULATED REGULAR GASOLINE BLENDSTOCK (RBOB)
FOR BLENDING WITH 10% DENATURED FUEL ETHANOL
(92% PURITY) AS DEFINED IN ASTM D4806

Cancels Previous Issues of F grades

FUNGIBLE ONLY REQUIREMENTS:

Product Property	ASTM Test Method	Minimum	Test Results Maximum	Note
Color			Undyed	
Corrosion (Cu) 3 hrs@ 122°F (50°C)	D130		1	
Corrosion (Ag) 3 hrs@ 122°F (50°C)	D4814 Annex A1		1	
Doctor test	D4952		Negative (sweet)	5
or				
Mercaptan sulfur, wt.%	D3227		0.002	
Existent Gum mg/100 ml	D381		4	
Gravity °API at 60°F	D287, D1298, D4052	Report		7
Oxidation stability-minutes	D525	240		
Phosphorous, gms/gal	D3231		0.004	
Nace Corrosion	TM0172	B+ (Origin)		7
Volatility:				
Driveability Index	D4814		See Chart	
Distillation, °C(°F) @ %Evap.	D86			
Vapor/Liquid Ratio (V/L), °C (°F) @ 20	D5188 (See Note 6)			6

Grades	Driveability Index	10 vol% Max	50 vol% Min.	50 vol% Max	90 vol% Max	End Pt. Max	V/L Min
FI, F2	1250	70 (158)	77 (170)	121 (250)	190 (374)	221 (430)	56 (133)
F3	1230	60 (140)	77 (170)	116 (240)	185 (365)	221 (430)	51 (124)
F4	1220	55 (131)	66 (150)	113 (235)	185 (365)	221 (430)	47 (116)
F5	1200	50 (122)	66 (150)	110 (230)	185 (365)	221 (430)	41 (105)

NOTES (Apply to Fungible and Segregated):

Heavy Metals are not allowed to be present.
Additive requirements/restrictions – refer to Section 3.2
This is a base gasoline, not for sale to the ultimate consumer.
Any gasoline exhibiting an offensive odor and/or poses a personal health hazard will not be accepted for shipment.
Any gasoline containing more than 0.50 wt. % of dicyclopentadiene will not be accepted for shipment.
The referee method will be based on a gas chromatograph test.
Delivery test results may vary by the smaller of ASTM reproducibility for a given test or any test tolerance as allowed by state or EPA regulations at the point of delivery.

1. All F grades may not contain oxygenates, such as ethers and alcohols. The use of non-hydrocarbon blending components in these grades is prohibited. Origin maximum MTBE. 25 vol.%. Delivery maximum MTBE .50 vol.%.

Colonial Pipeline Company

3.5.3.

PRODUCT SPECIFICATIONS
REFORMULATED REGULAR GASOLINE BLENDSTOCK (RBOB)
FOR BLENDING WITH 10% DENATURED FUEL ETHANOL
(92% PURITY) AS DEFINED IN ASTM D4806

Cancels Previous Issues of F grades

NOTES (Apply to Fungible and Segregated):

2. Refer to test methods published in 40 CFR Chapter I, Part 80.46. Alternative aromatics and oxygenates test methods, ASTM D1319 and ASTM D 4815, may be used according to federal and state regulations.
3. For products blended to meet EPA or state imposed summer VOC requirements, tests must be performed in accordance with the procedures described in 40 CFR, Part 80.
4. Emissions reductions must be calculated using EPA guidelines.
5. Mercaptan Sulfur waived if fuel is negative by Doctor test.
6. Computer and Linear methods may be used to determine V/L value. D2533 will be the referee method.
7. Specifications must be met before blending of denatured fuel ethanol.
8. Oxygen content must meet a minimum of 1.7 wt.% and a maximum of 4.0 wt.% after blending of denatured fuel ethanol.
9. Refer to 40 CFR Part 80.195 (d)(2). Alternative sulfur test method, ASTM D 5453 and D7039 may be used according to federal and state regulations.
10. Woodbury and Linden Facilities will only allow shipments of 2 region fuels. Any Region 1 fuels shipped downstream of Aberdeen will be commingled with region 2 fuels.
11. Refer to Colonial's current RVP Schedule for cycle numbers.

Schedule 2 - ULSD

Colonial Pipeline Company

3.21.1

PRODUCT SPECIFICATIONS

SPECIFICATIONS FOR FUNGIBLE 15 ppm SULFUR DIESEL FUEL - GRADE 61

EPA Designation: MVNRLM, Motor vehicle diesel fuel, #2D, 15 ppm sulfur

Cancels Previous Issues of Grade 61

Product Property	ASTM Test Method	Test Results Minimum	Maximum	Note
Gravity API	D287, D1298, D4052	30		
Flash Point, °F				
Pensky-Martin	D93	130		
Physical Distillation, C°(°F)	D86			5
50%			Report	
90%		282(540)	338(640)	
End Point			366(690)	
or Simulated Distillation, °F	D86			5
50% recovered			Report	
90% recovered		300(572)	356(673)	
End Point			421(790)	
Color ASTM	D1500, D6045		2.5	
Color Visual		Undyed		
Viscosity, cSt @ 40°C (104°F)	D445	1.9	3.4	
Pour Point	D97, D5949 D5950, D5985			2
Cloud Point	D2500, D5771, D5772, D5773			2
Corrosion, 3hrs. (a) 50°C (122°F)	D130		1	
Total Sulfur, ppmwt	D2622, D5453, D7039, Other		10 Origin 14 Delivery	3
Cetane Number	D613,D6890,D7170	40		4
Aromatics (Volume %)	D1319		31.7	
Or Aromatics by Cetane Index	D976	40		
Ash, wt.%	D482		0.01	
Carbon Residue: Ramsbottom On 10% Bottom	D524		0.35	
BS&W, vol.%	D2709 Or equivalent		<0.05	
Thermal stability, 90 minutes 150°C Pad rating, DuPont scale			7	
OR				
Thermal stability	D6468			
Y/Green		73%		
W Unit		65%		
OR				
Oxidation stability, mg/100 ml	D2274		2.5	
Haze rating @ 25°C (77°F)	D4176 Procedure 2		2	

\32818485.6

Nace Corrosion	TM0172	B+(Origin)	
Electrical Conductivity, pS/m @21° C (70° F)	D2624		250

Colonial Pipeline Company

3.21.2 **PRODUCT SPECIFICATIONS**

SPECIFICATIONS FOR FUNGIBLE 15 ppm SULFUR DIESEL FUEL - GRADE 61

EPA Designation: MVNRLM, Motor vehicle diesel fuel, #2D, 15 ppm sulfur

Cancels Previous Issues of Grade 61

NOTES:

1. Additive requirements/restrictions – refer to Section 3.2.

2. This schedule denotes the fluidity of the distillate at the time and place of origin.

Pour Point - August 1st through March 14th	Maximum: -18 °C (0°F).
Pour Point - March 15th through July 31st	Maximum: -12°C (+10°F)
Cloud Point - August 1st through March 14th	Maximum: -9 °C (+15°F).
Cloud Point - March 15th through July 31st	Maximum: -7°C (+20°F)

The referee method will be Pour point D97 and Cloud point D2500

3. Origin laboratory certifying sulfur content must qualify the test method used per EPA Performance Based Testing Criteria (see CFR 80.584). The referee test method will be ASTM D5453.
4. Where cetane number by test method D613 is not available, test method D4737A can be used as an approximation.
5. Either physical or simulated distillation can be used. The referee test method will be ASTM D 86.
6. Downstream of Meridian Mississippi may contain up to 5% renewable diesel as defined in Section 3.2.7. Delivery test results may vary by the smaller of ASTM reproducibility for a given test or any test tolerance as allowed by state or EPA regulations at the point of delivery.

Schedule 3 - HSFO

HSFO PRODUCT SPECIFICATIONS

	MIN	MAX
SULPHUR PCT W		5.7
GRAVITY DEG API	9.5	
VANADIUM PPM		300
MCR		22
WATER PCT V		0.5
ASH PCT W		0.1
POUR POINT DEG F		60
FLASH POINT DEG F	140	
VISCOSITYCST @ 122 DEG F		300
ALUMINUM + SILICON, PPM		60

ANNEX B

DESIGNATED TANKS

Tank No.	Tank Contents
	Designated Feedstock Tanks
	Crude
Tk-101	Crude Oil
Tk-102	Crude Oil
Tk-103	Out of Service
Tk-104	Crude Oil
Tk-105	Crude Oil
Tk-106	Crude Oil
	Designated Product Tanks
	VGO
Tk-219	VGO
Tk-528	VGO
Tk-949	Blendstock
Tk-410	Gasoline
Tk-411	Gasoline
Tk-412	Gasoline
Tk-413	Gasoline
Tk-414	Gasoline
Tk-415	Gasoline
Tk-416	Gasoline
	Diesel
Tk-342	L.S. Kerosene

Tk-518	L.S. #2 Fuel Oil
Tk-520	L.S. #2 Fuel Oil
Tk-521	L.S. #2 Fuel Oil
Tk-522	L.S. #2 Fuel Oil
	#6 Oil
Tk-629	Out of Service
Tk-526	#6 Fuel Oil
Tk-632	#6 Fuel Oil
Tk-631	#6 Fuel Oil/Bunkers
Tk-630	#6 Fuel Oil
	Refinery Fuel Oil
Tk-525	Low Sulfur Refinery Fuel Oil
Tk-640	Refinery Fuel Oil
Tk-641	Out of Service

ANNEX C

[redacted]

Redact

[redacted]

Redact

Sulphur

If the HSFO's sulphur level is less [redacted] max, an escalator/de-escalator will be applied to the Product Price as per below formula; provided, however:

[redacted]

Redact

[redacted]

ANNEX D

FEEDSTOCK TRANSFER PRICE FORMULA

EXAMPLE of Feedstock Transfer Price Formula derivation

Redact

[redacted]

[redacted]

[redacted]

The examples used reflect source crude oils, provisions to Libor provisions to benchmarks and other commercially sensitive material and have therefore been redacted.

[redacted]

[redacted]

[redacted]

[redacted]8485.6

[redacted]

Redact.

[redacted]

1 [redacted] [redacted]

[redacted]

[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]

[redacted] [redacted]

[redacted] [redacted]

[redacted] June 17.

[redacted]

ANNEX E1

FORM OF MACQUARIE ENERGY PARENT GUARANTY

[Attached]

ANNEX E2

FORM OF REFINER PARENT GUARANTY

[Attached]

ANNEX F

INSURANCE

Macquarie shall have the following insurance obligations:

Liability Insurance. During the term of this agreement, and for a period of three years after expiration, Macquarie Energy will obtain and maintain in full force and effect general liability insurance on a claims made form with a combined single limit of $25,000,000 each occurrence, and annual aggregates of $25,000,000 for bodily injury and property damage, including coverage for contractual liability, property damage, personal injury liability, products/completed operations, and sudden and accidental pollution, and the explosion, collapse. The policy: (a) will be issued by an insurance carrier that has an A.M. Best Company rating of A- or above on the date the policy is issued; (b) waive subrogation rights against Refiner and its Affiliates; (c) may consist of a combination of primary and excess liability policies; (d) will name Refiner and its Affiliates as additional insureds; and (e) will contain a severability of interests or separation of insureds clause.

Macquarie Energy will also obtain and maintain in full force and effect charterers' liability coverage in an amount no less than $100,000,000 including coverage terms no less broad than industry standard terms. Such coverage shall be issued by insurance carrier(s) with A.M. Best ratings of A- or above (or substantial equivalent financial rating) on the date the policy is issued , or with a recognized P&I Club.

Macquarie Energy will provide Refiner with a certificate of insurance showing evidence of the required insurance policies, limits and coverages effective as of the Commencement Date. The required limits are minimum limits and will not be construed to limit Macquarie Energy's liability. The cost of the required insurance will be paid by Macquarie Energy. Macquarie Energy's obligation to obtain and maintain the required insurance policies is separate from any other obligations imposed on Macquarie Energy under any other provisions of this Agreement, including, without limitations, the indemnity provisions of this Agreement. Such certificates and/ or policies shall provide that thirty (30) days' advance written notice shall be given to Refiner in the event of cancellation of such insurance, except in the case of nonpayment of premium, where such advance written shall be given to Refiner in ten (10) days.

Marine Terms and Conditions. Macquarie Energy will ensure that vessels carry the liability and pollution insurance required by all applicable laws, rules and

regulations. In addition, Macquarie Energy will ensure all vessels delivering or receiving Feedstocks or Products at the Refinery on behalf of, at the request or, or for the benefit of Macquarie Energy carry pollution, protection, indemnity and other customary insurance in the amounts, of the types and with carriers as generally required by Refiner from time to time in accordance with first class industry standards per occurrence, and that all vessels carry hull and machinery insurance in an amount no less than the full market value of the vessel. Refiner's insurance requirements, as reasonably established by Refiner from time to time, shall be set forth in a Schedule A to be attached to this Annex G and such Schedule shall be replaced upon any reasonable modification of Refiner's insurance requirements from time to time. The Schedule A to apply as of the Commencement Date (the "Initial Schedule A") is attached hereto. Refiner agrees that (i) it will not reduce the amounts or other standards set forth in the Initial Schedule A (or any subsequent Schedule A), without the prior written consent of Macquarie Energy (which consent will not be unreasonably withheld or delayed), with respect to any insurance requirement applicable to a situation in which Macquarie Energy bears the risk of loss respecting Feedstocks or Products under this Agreement, unless such required amounts or standards, as unreduced, are materially greater than the general first-class commercial markets and regulatory requirements relating to insurance in which the Refinery then operates; and (ii) Macquarie Energy shall not be in breach of the requirements of this Annex H if and to the extent Refiner has imposed amounts or standards under any subsequent Schedule A which are not commercially achievable in the insurance market at any particular time of reference.

Refiner shall have the following insurance obligations:

Refiner shall take out with reputable international insurers, and maintain in force for the duration of the Agreement, such insurance which shall fully cover Refiner's liabilities under this Agreement including at least the following insurances in the following amounts:

a. Worker's Compensation and Employer's Liability. For all its employees engaged in performing any obligations under the Agreement, worker's compensation Insurance and/or Longshoremen's and Harborworker's Compensation Insurance where legally required, or similar social insurance in accordance with and endorsed by Applicable Law which may be applicable to those employees, and Employer's Liability Insurance with limits of not less than USD$1,000,000 each occurrence.

b. Liability Insurance. During the term of this agreement Refiner will

obtain and maintain in full force and effect general liability insurance with a combined single limit of $50,000,000 each occurrence, and annual aggregates of $50,000,000 for bodily injury and property damage, including coverage for contractual liability, property damage, personal injury liability, products/completed operations, and sudden and accidental pollution. (Sudden and accidental pollution liability coverage may be written on a separate policy). Any coverage which is written on a claims made form will be maintained for a period of three years after the expiration of this agreement. The policy(ies): (a) will be issued by an insurance carrier that has an A.M. Best Company rating of A- or above on the date the policy is issued; (b) waive subrogation rights against Macquarie Energy and its Affiliates; (c) may consist of a combination of primary and excess liability policies; (d) will name Macquarie Energy as additional insureds; and (e) will contain a severability of interests or separation of insureds clause.

Refiner's insurance required herein shall be regarded as primary insurance underlying any other insurance available to Macquarie for any third party liability claims arising out of Refiner's obligations or performance herein. The minimum limits shall not be considered as monetary limits of indemnity obligations or any other obligations of Refiner. Upon Macquarie Energy's request, Refiner shall furnish evidence satisfactory to Macquarie Energy that the above insurance policies are in effect. Acceptance of any evidence of insurance shall not constitute acceptance of the adequacy of coverage or imply Refiner is in compliance with the requirements of this Agreement. Such certificates and/or policies shall provide that thirty (30) days' advance written notice shall be given to Macquarie Energy in the event of cancellation of such insurance, except ten (10) days for non payment of premium.

INITIAL SCHEDULE A
TO ANNEX F

Macquarie Energy will ensure that all vessels nominated to load or discharge at the Refinery have a valid and full entry with an International Group Associations P&I Club thus carrying a current limit of $1 billion for pollution liabilities and related clean up costs. If requested by Refiner, Macquarie Energy shall evidence this coverage by providing a copy of the P&I entry as supplied by the vessel owner. Macquarie Energy will only charter vessels with an IACS Classification and such vessel is to maintain such class during its full charter period. Macquarie Energy will ensure that cargos on board sea going vessels are insured for 110% of their full CIF value with a reputable western insurance company based on Institute Cargo Clauses (A) "All Risks," Institute Strike Clauses (A) and Institute War Clauses (A) or similar conditions.